SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: March 2005

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-1511
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

Industry Canada	Industrie Canada

Certificate	Certificat
of Amendment	de modification

Canada Business	Loi canadienne sur
Corporations Act	les sociétés par actions

Industry Canada	Industrie Canada	FORM 4	FORMULE 4
		ARTICLES OF AMENDMENT	CLAUSES MODIFICATRICES
Canada Business	Loi canadienne sur les	(SECTIONS 27 OR 177)	(ARTICLE 27 OU 177)
Corporations Act	sociétés par actions

1. Name of the Corporation	2. Corporation No.

The Bell Telephone Company of Canada or Bell Canada	428531-0

2. The articles of the above-named corporation are amended as follows:

Schedule 1 to the articles of the corporation is repealed and replaced by the Schedule 1 attached hereto and forming an integral part hereof.

SCHEDULE 1

1.	CLASSES AND NUMBER OF SHARES

The classes and any maximum number of shares that the Corporation is authorized to issue are as follows:

	(a)	an unlimited number of common shares (herein referred to as the "Common Shares"); and

	(b)	an unlimited number of Class A preferred shares (herein referred to as the "Class A Preferred Shares") issuable in series of which

		(i)	24,000,000 are designated as Cumulative Redeemable Class A Preferred Shares Series 15 (the "Series 15 Preferred Shares”);
		(ii)	24,000,000 are designated as Cumulative Redeemable Class A Preferred Shares Series 16 (the "Series 16 Preferred Shares”);
		(iii)	22,000,000 are designated as Cumulative Redeemable Class A Preferred Shares Series 17 (the "Series 17 Preferred Shares”);
		(iv)	22,000,000 are designated as Cumulative Redeemable Class A preferred Shares Series 18 (the ‘‘Series 18 Preferred Shares”);
		(v)	22,000,000 are designated as Cumulative Redeemable Class A Preferred Shares Series 19 (the "Series 19 Preferred Shares”); and
		(vi)	22,000,000 are designated as Cumulative Redeemable Class A Preferred Shares Series 20 (the "Series 20 Preferred Shares”).

2.	COMMON SHARES

2.1
The holders thereof are entitled to one vote for each share held of record on all matters voted on by shareholders except matters on which only the holders of another specified class or series of shares are entitled to vote.

2.2
Subject to the rights, privileges, restrictions and conditions attaching to shares of any other class or series of the Corporation, the holders of Common Shares are entitled to receive such dividends payable in money, property, or by the issue of fully paid shares of the Corporation, as may be declared by the Board of Directors and to receive the remaining property of the Corporation upon the liquidation, dissolution or winding up thereof.

2.3
The Directors of the Corporation may determine at any time and from time to time, with respect to all or a portion of any dividend on the Common Shares of the Corporation that such dividend shall be payable in money or, in the case of electing holders whose addresses on the securities register of the Corporation are in Canada, and in jurisdictions specified by the Directors outside Canada, by the issue of fully paid Common Shares of the Corporation having a value, as determined by the Directors, that is substantially equivalent, as of a date or period of days determined by the Directors, to the cash amount of such dividend, provided that the Directors may (but need not) value the Common Shares to be issued in payment of the dividend at a discount from or premium to the relevant market value thereof of up to 5%, in either case.

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2.4
With respect to fraction of share interests that may result from any such stock dividend the Corporation shall issue to an agent for shareholders appointed by the Corporation a number of whole shares representing in the aggregate the fraction of share interests of all electing shareholders unless the Directors of the Corporation otherwise determine, for instance by the payment of cash in lieu of fraction of share interests that may result from any such dividend. In any event, no certificates representing fraction of share interests will be issued by the Corporation.

3.	CLASS A PREFERRED SHARES

The rights, privileges, restrictions and conditions attaching to the Class A Preferred Shares as a class are as follows:

3.1
The Class A Preferred Shares shall be issuable in series and the Directors of the Corporation shall have the right from time to time, exercisable in accordance with the provisions of the Canada Business Corporations Act (the "CBCA”), to fix the number of, and to determine the designation, rights, privileges, restrictions and conditions attaching to, the Class A Preferred Shares of each series.

3.2
The holders of any series of the Class A Preferred Shares shall be entitled to receive in priority to the holders of Common Shares and of shares of any other class of the Corporation ranking junior to the Class A Preferred Shares, as and when declared by the Directors of the Corporation, dividends in the amounts specified or determinable in accordance with the rights, privileges, restrictions and conditions attaching to any such series.

3.3
Upon any liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among shareholders for the purpose of winding up its affairs, before any amount shall be paid to or any assets distributed among the holders of Common Shares or of shares of any other class of the Corporation ranking junior to the Class A Preferred Shares, the holders of the Class A Preferred Shares shall be entitled to receive with respect to the shares of each series thereof all amounts which may be provided in the Articles of the Corporation to be payable thereon in respect of return of capital, premium and dividends. Unless the Articles of the Corporation otherwise provide with respect to any series of the Class A Preferred Shares, after payment to the holders of the Class A Preferred Shares of the amounts provided in the Articles of the Corporation to be payable to them, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

3.4
The Class A Preferred Shares of all series shall rank on a parity with each other with respect to payment of dividends and with respect to distribution of assets in the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets for the purpose of winding up its affairs.

3.5
The holders of the Class A Preferred Shares shall not be entitled to receive any notice of, or to attend any meeting of shareholders of the Corporation and shall not be entitled to vote at any such meeting, except to the extent otherwise provided in the Articles of the Corporation with respect to any series of the Class A Preferred Shares or, subject to section 3.8 hereof, when the holders of Class A Preferred Shares are entitled to vote separately as a class or series as provided in the CBCA.

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3.6
The provisions attaching to Class A Preferred Shares as a class may be repealed or modified from time to time with such approval as may then be required by the CBCA to be given by the holders of Class A Preferred Shares as a class, any such approval to be given in accordance with section 3.9.

3.7
In connection with any matter requiring the approval of the Class A Preferred Shares as a class, every holder of Class A Preferred Shares shall be entitled to one vote in respect of each Class A Preferred Share held unless otherwise provided in the Articles of the Corporation with respect to any series of Class A Preferred Shares.

3.8
The holders of the Class A Preferred Shares shall not be entitled to vote separately as a class upon a proposal to amend the Articles of the Corporation to increase or decrease any maximum number of authorized Class A Preferred Shares, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Class A Preferred Shares, to effect an exchange, reclassification or cancellation of all or part of the Class A Preferred Shares or to create a new class of shares ranking equal to the Class A Preferred Shares, the whole as set forth in subsection 176(1) of the CBCA as now existing.

3.9
The approval of the holders of the Class A Preferred Shares with respect to any matters which may be required to be approved by them may be given at a general meeting of the holders of the Class A Preferred Shares duly called and held upon not less than 21 days’ notice at which the holders of at least a majority of the outstanding Class A Preferred Shares are present or are represented by proxy; if at any such meeting the holders of a majority of the outstanding Class A Preferred Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting then the meeting shall be adjourned to such date not less than 21 days thereafter and to such time and place as may be designated by the chairman, and not less than 15 days’ written notice shall be given of such adjourned meeting; at such adjourned meeting the holders of Class A Preferred Shares present or represented by proxy may transact the business for which the meeting was originally called; subject to the foregoing, the formalities to be observed in respect of the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders.

4.	SERIES 15 PREFERRED SHARES

The Series 15 Preferred Shares shall, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preferred Shares as a class, carry and be subject to the following rights, privileges, restrictions and conditions:

4.1	Dividend

4.1.1	Definitions

For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

(a) "Adjustment Factor" for any Month means the percentage per annum, positive or negative, based on the Calculated Trading Price of the Series 15 Preferred

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Shares for the preceding Month, determined in accordance with the following table:

	If Calculated Trading Price Is	The Adjustment Factor as a Percentage of Prime Shall Be

$25.50 or more .....................................................................
$25.375 and less than $25.50 ................................................
$25.25 and less than $25.375 ................................................
$25.125 and less than $25.25 ................................................
Greater than $24.875 and less than $25.125............................
Greater than $24.75 to $24.875 .............................................
Greater than $24.625 to $24.75..............................................
Greater than $24.50 to $24.625 .............................................
	$24.50 or less ......................................................................	-4.00% -3.00% -2.00% -1.00% nil 1.00% 2.00% 3.00% 4.00%

The maximum Adjustment Factor for any Month will be + 4.00%

If in any Month there is no trade on the Exchange of Series 15 Preferred Shares of a board lot or more, the Adjustment Factor for the following Month shall be nil;

(b) "Annual Dividend Rate" means the Annual Fixed Dividend Rate or the Annual Floating Dividend Rate, whichever is provided by this section 4.1 to be applicable at the relevant time;

(c) "Annual Fixed Dividend Rate" means 5.50% per annum;

(d)
"Annual Floating Dividend Rate” means for any Month the rate of interest expressed as a percentage per annum (rounded to the nearest one-thousandth (1/1000) of one percent (0.001%)) which is equal to Prime multiplied by the Designated Percentage for such Month;

(e)
"Banks” means any two of Royal Bank of Canada, Bank of Montreal, The Bank of Nova Scotia, The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce and any successor of any of them as may be designated from time to time by the Board of Directors by notice given to the transfer agent for the Series 15 Preferred Shares, such notice to take effect on, and to be given at least two (2) business days prior to, the commencement of a particular Dividend Period and, until such notice is first given, means Royal Bank of Canada and The Toronto- Dominion Bank;

(f) "Calculated Trading Price” for any Month means:

(i) the aggregate of the Daily Adjusted Trading Value for all Trading Days in such Month;

divided by

(ii) the aggregate of the Daily Trading Volume for all Trading Days in such Month;

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(g) "Daily Accrued Dividend Deduction” for any Trading Day means:

(i)
the product obtained by multiplying the dividend accrued on a Series 15 Preferred Share in respect of the Month in which the Trading Day falls by the number of days elapsed from but excluding the day prior to the Ex-Dividend Date immediately preceding such Trading Day to and including such Trading Day (or if such Trading Day is an Ex-Dividend Date by one (1) day);

divided by

(ii) the number of days from and including the Ex-Dividend Date to but excluding the following Ex-Dividend Date;

(h) "Daily Adjusted Trading Value” for any Trading Day means:

(i)
the aggregate dollar value of all transactions of Series 15 Preferred Shares on the Exchange (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day;

less

(ii) the Daily Trading Volume for such Trading Day multiplied by the Daily Accrued Dividend Deduction for such Trading Day;

(i)
"Daily Trading Volume” for any Trading Day means the aggregate number of Series 15 Preferred Shares traded in all transactions (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day on the Exchange;

(j) "Deemed Record Date” means the last Trading Day of a Month with respect to which no dividend is declared by the Board of Directors;

(k)
"Designated Percentage” for the Month of February 2005 means 80 percent (80%) and for each Month thereafter means the Adjustment Factor for such Month plus the Designated Percentage for the preceding Month, provided that the Annual Floating Dividend Rate for any Month shall in no event be less than 50% of Prime for such Month or more than 100% of Prime for such Month;

(l) "Dividend Payment Date” means:

(i) during the Fixed Rate Period, the first day of each of February, May, August and November in each year; and

(ii) during the Floating Rate Period, the twelfth day of each Month commencing with the Month of March 2005;

and the first Dividend Payment Date shall be May 1, 2000;

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(m) "Dividend Period” means:

(i) during the Fixed Rate Period, the period from and including a Dividend Payment Date to but not including the next succeeding Dividend Payment Date; and

(ii) during the Floating Rate Period, a Month;

(n) "Ex-Dividend Date” means:

(i)
the Trading Day which, under the rules or normal practices of the Exchange, is designated or recognized as the ex-dividend date relative to any dividend record date for the Series 15 Preferred Shares; or

(ii)
if the Board of Directors fails to declare a dividend in respect of a Month, the Trading Day which, under the rules or normal practices of the Exchange, would be recognized as the Ex-Dividend Date relative to any Deemed Record Date for the Series 15 Preferred Shares;

(o)
"Exchange” means the Toronto Stock Exchange or such other exchange or trading market in Canada as may be determined from to time by the Corporation as being the principal trading market for the Series 15 Preferred Shares;

(p) "Fixed Rate Period” means the period commencing with the date of issue of the Series 15 Preferred Shares and ending on and including January 31, 2005;

(q) "Floating Rate Period” means the period commencing immediately after the end of the Fixed Rate Period and continuing for so long as any of the Series 15 Preferred Shares shall be outstanding;

(r) "Month” means a calendar month;

(s) "Prime” for a Month means the average (rounded to the nearest one-thousandth (1/1000) of one percent (0.001%)) of the Prime Rate in effect on each day of such Month;

(t)
"Prime Rate” for any day means the average (rounded to the nearest one-thousandth (1/1000) of one percent (0.001%)) of the annual rates of interest announced from time to time by the Banks as the reference rates then in effect for such day for determining interest rates on Canadian dollar commercial loans made to prime commercial borrowers in Canada. If one of the Banks does not have such an interest rate in effect on a day, the Prime Rate for such day shall be such interest rate in effect for that day of the other Bank; if both Banks do not have such an interest rate in effect on a day, the Prime Rate for that day shall be equal to one and a half percent (1.5%) per annum plus the average yield expressed as a percentage per annum on 91-day Government of Canada Treasury Bills, as reported by the Bank of Canada, for the weekly tender for the week immediately preceding that day; and if both of such Banks do not have such an interest rate in effect on a day and the Bank of Canada does not report such average yield per annum, the Prime Rate for that day shall be equal to the Prime Rate for the next preceding day. The Prime Rate and Prime shall be determined from time to time by an officer of the Corporation from quotations

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supplied by the Banks or otherwise publicly available. Such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series 15 Preferred Shares;

(u) "Trading Day” means, if the Exchange is a stock exchange in Canada, a day on which the Exchange is open for trading or, in any other case, a business day.

4.1.2	General

The holders of the Series 15 Preferred Shares shall be entitled to receive cumulative preferred cash dividends, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, at the rates and times herein provided. Dividends on the Series 15 Preferred Shares shall accrue on a daily basis from and including the date of issue thereof, and shall be payable quarterly during the Fixed Rate Period and monthly during the Floating Rate Period. Payment of the dividend on the Series 15 Preferred Shares payable on any Dividend Payment Date (less any tax required to be deducted) shall be made by cheque at par in lawful money of Canada payable at any branch in Canada of the Corporation’s bankers.

Dividends declared on the Series 15 Preferred Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series 15 Preferred Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series 15 Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder or, in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series 15 Preferred Shares at his address as aforesaid. The posting or delivery of such cheque shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation.

4.1.3	Fixed Rate Period

During the Fixed Rate Period, the dividends in respect of the Series 15 Preferred Shares shall be payable quarterly at the Annual Fixed Dividend Rate. Accordingly, on each Dividend Payment Date during the Fixed Rate Period, other than May 1, 2000, but including February 1, 2005, the dividend payable shall be $0.34375 per Series 15 Preferred Share. The amount of the first quarterly dividend payable on each Series 15 Preferred Share on May 1, 2000, shall be in the amount of $1.375 multiplied by a fraction of which the numerator is the number of days from and including the original date of issue of the Series 15 Preferred Shares to but excluding the first Dividend Payment Date and the denominator is 365.

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4.1.4	Floating Rate Period

During the Floating Rate Period, the dividends in respect of the Series 15 Preferred Shares shall be payable monthly at the Annual Floating Dividend Rate as calculated from time to time. Accordingly, on each Dividend Payment Date during the Floating Rate Period, the dividend payable on the Series 15 Preferred Shares shall be that amount (rounded to the nearest one-thousandth (1/1000) of one cent) obtained by multiplying $25.00 by the Annual Floating Dividend Rate applicable to the Month preceding such Dividend Payment Date and by dividing the product by twelve. The record date for the purpose of determining holders of Series 15 Preferred Shares entitled to receive dividends on each Dividend Payment Date during the Floating Rate Period shall be the last Trading Day of the next preceding Month. In the event of the redemption or purchase of Series 15 Preferred Shares during the Floating Rate Period or the distribution of the assets of the Corporation during the Floating Rate Period as contemplated by section 4.2 hereof, the amount of the dividend which has accrued during the Month in which such redemption, purchase or distribution occurs shall be the amount (rounded to the nearest one-thousandth (1/1000) of one cent) calculated by multiplying:

(i) the amount obtained by multiplying $25.00 by one-twelfth (1/12) of the Annual Floating Dividend Rate applicable to the preceding Month; by

(ii)
a fraction of which the numerator is the number of days elapsed in the Month in which such redemption, purchase or distribution occurs up to but not including the date of such event and the denominator of which is the number of days in that Month.

4.1.5	Calculation of Designated Percentage

The Corporation shall as promptly as practicable calculate the Designated Percentage for each Month and give notice thereof to all stock exchanges in Canada on which the Series 15 Preferred Shares are listed for trading or if the Series 15 Preferred Shares are not listed on a stock exchange in Canada to the Investment Dealers Association of Canada.

4.2	Rights on Liquidation

In the event of the liquidation, dissolution or winding up of the corporation or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Series 15 Preferred Shares shall be entitled to receive $25.00 per Series 15 Preferred Share together with all dividends accrued and unpaid up to but excluding the date of payment or distribution, before any amounts shall be paid or any assets of the Corporation distributed to the holders of the Common Shares of the Corporation or any other shares ranking junior to the Series 15 Preferred Shares. Upon payment of such amounts, the holders of the Series 15 Preferred Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation.

4.3	Redemption at the Option of the Corporation

The Corporation may not redeem any of the Series 15 Preferred Shares prior to February 1, 2005. Subject to applicable law and section 4.1.5 hereof, upon giving notice as hereinafter provided, the Corporation may, i) on February 1, 2005, redeem all, but

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not less than all, of the outstanding Series 15 Preferred Shares, on payment of $25.00 for each such share to be redeemed; and ii) subsequent to February 1, 2005 redeem at any time all, but not less than all, of the outstanding Series 15 Preferred Shares, on payment of $25.50 for each such share to be redeemed, in each case, together with accrued and unpaid dividends up to but excluding the date fixed for redemption, the whole constituting the redemption price.

The Corporation shall give notice in writing not less than 45 days nor more than 60 days prior to the date on which the redemption is to take place to each person who at the date of giving such notice is the holder of Series 15 Preferred Shares to be redeemed of the intention of the Corporation to redeem such shares; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of Series 15 Preferred Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series 15 Preferred Shares to be redeemed. Such notice shall set out the number of such Series 15 Preferred Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series 15 Preferred shares to be redeemed the redemption price on presentation and surrender at any place or places within Canada designated by such notice, of the certificate or certificates for such Series 15 Preferred Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers; from and after the date specified in any such notice, the Series 15 Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series 15 Preferred Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of the shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving the proportion of the amounts so deposited applicable to such shares, without interest; any interest allowed on such deposit shall belong to the Corporation.

4.4	Conversion of Series 15 Preferred Shares

4.4.1	Conversion at the Option of the Holder

Holders of Series 15 Preferred Shares shall have the right, at their option, on February 1, 2005 and on February 1 in every fifth year thereafter (a "Conversion Date”), to convert, subject to the terms and conditions hereof, all or any Series 15 Preferred

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Shares registered in their name into Series 16 Preferred Shares of the Corporation on the basis of one (1) Series 16 Preferred Share for each Series 15 Preferred Share. The Corporation shall give notice in writing to the then holders of the Series 15 Preferred Shares of the Selected Percentage Rate (as defined in section 5.1.1 of the articles of the Corporation relating to the Series 16 Preferred Shares) determined by the Board of Directors to be applicable for the next succeeding Fixed Dividend Rate Period (as defined in section 5.1.1 of the articles of the Corporation relating to the Series 16 Preferred Shares) and of the conversion right provided for herein; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of the Series 15 Preferred Shares at the last address of such holders as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation. Such notice shall set out the Conversion Date and shall be given not less than 45 days nor more than 60 days prior to the applicable Conversion Date.

If the Corporation gives notice as provided in section 4.3 to the holders of the Series 15 Preferred Shares of the redemption of all the Series 15 Preferred Shares, the Corporation shall not be required to give notice as provided in this section 4.4.1 to the holders of the Series 15 Preferred Shares of a Selected Percentage Rate (as defined in section 5.1.1 of the articles of the Corporation relating to the Series 16 Preferred Shares) for the Series 16 Preferred Shares or of the conversion right and the right of any holder of Series 15 Preferred Shares to convert such Series 15 Preferred Shares as herein provided shall cease and terminate in that event.

Holders of Series 15 Preferred Shares shall not be entitled to convert their shares into Series 16 Preferred Shares if, following the close of business on the 14th day preceding a Conversion Date, the Corporation determines that there would remain outstanding on the Conversion Date less than 1,000,000 Series 16 Preferred Shares, after taking into account all Series 15 Preferred Shares tendered for conversion into Series 16 Preferred Shares and all Series 16 Preferred Shares tendered for conversion into Series 15 Preferred Shares. The Corporation shall give notice in writing thereof, in accordance with the provisions of the first paragraph of this section 4.4.1, to all affected holders of Series 15 Preferred Shares at least seven (7) days prior to the applicable Conversion Date and will issue and deliver, or cause to be delivered, prior to such Conversion Date, at the expense of the Corporation, to such holders of Series 15 Preferred Shares, who have surrendered for conversion any certificate or certificates representing Series 15 Preferred Shares, new certificates representing the Series 15 Preferred Shares represented by any certificate or certificates surrendered as aforesaid.

4.4.2	Automatic Conversion

If following the close of business on the 14th day preceding a Conversion Date the Corporation determines that there would remain outstanding on the Conversion Date less than 1,000,000 Series 15 Preferred Shares after taking into account all Series 15 Preferred Shares tendered for conversion into Series 16 Preferred Shares and all Series 16 Preferred Shares tendered for conversion into Series 15 Preferred shares, then, all, but not part, of the remaining outstanding Series 15 Preferred Shares shall automatically be converted into Series 16 Preferred Shares on the basis of one (1) Series 16 Preferred Share for each Series 15 Preferred Share on the applicable Conversion Date and the Corporation shall give notice in writing thereof, in accordance with the provisions of section 4.4.1, to the holders of such remaining Series 15 Preferred Shares at least seven (7) days prior to the Conversion Date.

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4.4.3	Manner of Exercise of Conversion Privilege

The conversion of Series 15 Preferred Shares may be effected by surrender of the certificate or certificates representing the same not earlier than 45 days prior to a Conversion Date but not later than the close of business on the 14th day preceding a Conversion Date during usual business hours at any office of any transfer agent of the Corporation at which the Series 15 Preferred Shares are transferable accompanied by: i) payment or evidence of payment of the tax (if any) payable as provided in this section 4.4.3; and ii) a written instrument of surrender in form satisfactory to the Corporation duly executed by the holder, or his attorney duly authorized in writing, in which instrument such holder may also elect to convert part only of the Series 15 Preferred Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series 15 Preferred Shares represented by such certificate or certificates which have not been converted.

In the event the Corporation is required to convert all remaining outstanding Series 15 Preferred Shares into Series 16 Preferred Shares on the applicable Conversion Date as provided for in section 4.4.2, the Series 15 Preferred Shares, in respect of which the holders have not previously elected to convert, shall be converted on the Conversion Date into Series 16 Preferred Shares and the holders thereof shall be deemed to be holders of Series 16 Preferred Shares at the close of business on the Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Corporation at which the Series 15 Preferred Shares were transferable of the certificate or certificates representing Series 15 Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series 16 Preferred Shares in the manner subject to the terms and provisions as provided in this section 4.4.3.

As promptly as practicable after the Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series 15 Preferred Shares so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Series 16 Preferred Shares and the number of remaining Series 15 Preferred Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Conversion Date, so that the rights of the holder of such Series 15 Preferred Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Series 16 Preferred Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Series 16 Preferred Shares at such time.

The holder of any Series 15 Preferred Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into a Series 16 Preferred Share after such record date and on or before the date of the payment of such dividend.

The issuance of certificates for the Series 16 Preferred Shares upon the conversion of Series 15 Preferred Shares shall be made without charge to the converting holders of Series 15 Preferred Shares for any fee or tax in respect of the issuance of such certificates or the Series 16 Preferred Shares represented thereby; provided, however,

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that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series 16 Preferred Shares are issued in respect of the issuance of such Series 16 Preferred Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Series 15 Preferred Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

4.4.4	Status of Converted Series 15 Preferred Shares

All Series 15 Preferred Shares converted into Series 16 Preferred Shares on a Conversion Date shall not be cancelled but shall be restored to the status of authorized but unissued shares of the Corporation as at the close of business on the Conversion Date.

4.5	Restrictions on Dividends and Retirement of Shares

Without the approval of the holders of outstanding Series 15 Preferred Shares:

(a)
the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series 15 Preferred Shares) on the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series 15 Preferred Shares;

(b)
the Corporation shall not redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series 15 Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series 15 Preferred Shares);

(c) the Corporation shall not purchase or otherwise retire less than all of the Series 15 Preferred Shares then outstanding; or

(d)
the Corporation shall not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or any mandatory redemption obligation attaching thereto) any shares of any class or series ranking on a parity with the Series 15 Preferred Shares provided that, for greater certainty, the covenant in this clause (d) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series 15 Preferred Shares;

unless, in each case, all cumulative dividends on outstanding Series 15 Preferred Shares accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Any approval of the holders of Series 15 Preferred Shares required to be given pursuant to this section 4.5 may be given in accordance with the second paragraph of section 4.7 and section 4.10. Notwithstanding the provisions of section 4.10 hereof, any approval required to be given pursuant to this section 4.5 shall be required to be given only by the

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affirmative vote of the holders of the majority of the Series 15 Preferred Shares present or represented at a meeting, or adjourned meeting, of the holders of Series 15 Preferred Shares duly called for the purpose and at which a quorum is present.

4.6	Purchase for Cancellation

The Corporation may at any time purchase for cancellation the whole or any part of the Series 15 Preferred Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable.

4.7	Voting Rights

If the Corporation fails to pay eight (8) dividends on the Series 15 Preferred Shares, whether or not consecutive, the holders of the Series 15 Preferred Shares shall have the right to receive notice of, and to attend, each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such holders shall also have the right, at any such meeting, to one (1) vote for each Series 15 Preferred Share held, until all such arrears of dividends on the Series 15 Preferred Shares shall have been paid whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this section 4.7.

In connection with any actions to be taken by the Corporation which require the approval of the holders of the Series 15 Preferred Shares voting as a series or as part of a class, each Series 15 Preferred Share shall entitle the holder thereof to one (1) vote for such purpose.

4.8	Issue of Additional Preferred Shares

The Corporation may issue additional series of Class A Preferred Shares ranking on a parity with the Series 15 Preferred Shares without the authorization of the holders of the Series 15 Preferred Shares.

4.9	Modifications

The provisions attaching to the Series 15 Preferred Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the CBCA, any such approval to be given in accordance with section 4.10.

None of the series provisions of the articles of the Corporation relating to the Series 15 Preferred Shares shall be amended or otherwise changed unless, contemporaneously therewith, the series provisions, if any, relating to the Series 16 Preferred Shares are, to the extent deemed required by the Corporation, amended or otherwise changed in the same proportion and in the same manner.

4.10	Approval of Holders of Series 15 Preferred Shares

Any approval given by the holders of the Series 15 Preferred Shares shall be deemed to have been sufficiently given if it shall have been given by the holders of Series 15

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Preferred Shares as provided in the provisions attaching to the Class A Preferred Shares as a class, which provisions shall apply mutatis mutandis.

4.11	Tax Election

The Corporation shall elect, in the manner and within the time provided under the Income Tax Act (Canada) (the "ITA"), under subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series 15 Preferred Shares will be required to pay tax on dividends received on the Series 15 Preferred Shares under section 187.2 of Part IV.I of such Act or any successor or replacement provision of similar effect.

4.12	Mail Service Interruption

If the Corporation determines that mail service is, or is threatened to be, interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series 15 Preferred Shares, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)
give such notice by telex, telecopier or telegraph communication or by means of publication once in each of two successive weeks in a newspaper of general circulation published or distributed in Montreal and Toronto and such notice shall be deemed to have been given on the date on which such telex, telecopier or telegraph communication was given or on the date on which the first publication has taken place; and

(b)
fulfill the requirement to send such cheque or such share certificate by arranging for delivery thereof to the principal office of the Corporation in Montreal, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Corporation determines that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by ordinary unregistered first class prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate, or in the event of the address of any such holder not appearing on the securities register of the Corporation, then at the last address of such holder known to the Corporation.

4.13	Notice of Annual Dividend Rate Applicable to the Series 16 Preferred Shares

Within three (3) business days of the determination of the Annual Dividend Rate (as defined in section 5.1.1 of the articles of the Corporation relating to the Series 16 Preferred Shares) the Corporation shall give notice thereof to the holders of the Series 15 Preferred Shares by publication once in the national edition of The Globe and Mail in the English language and once in the City of Montreal in both the French and English languages in a daily newspaper of general circulation in Montreal; provided that if any such newspaper is not being generally circulated at that time, such notice shall be published in another equivalent publication.

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4.14	Definitions

In the provisions herein contained attaching to the Series 15 Preferred Shares:

(a)
"accrued and unpaid dividend” means: i) during the Fixed Rate Period, the aggregate of (A) all unpaid dividends on the Series 15 Preferred shares for any Dividend Period and (B) the amount calculated as though dividends on each Series 15 Preferred Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable to but excluding the date to which the computation of accrued dividends is to be made; and (ii) during the Floating Rate Period, the aggregate of (A) all unpaid dividends on the Series 15 Preferred Shares for any Dividend Period and (B) the amount calculated as though dividends on each Series 15 Preferred Share had been accruing on a day-to-day basis from and including the first day of the Month immediately following the Dividend Period with respect to which the last monthly dividend will be or was, as the case may be, payable to but excluding the date to which the computation of accrued dividends is to be made; and

(b)
"in priority to”, "on a parity with” and "junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

4.15	Interpretation

In the event that any date on which any dividend on the Series 15 Preferred Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the holders of Series 15 Preferred shares hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday at the Corporation’s principal office in Canada.

5.	SERIES 16 PREFERRED SHARES

The Series 16 Preferred Shares shall, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preferred Shares as a class, carry and be subject to the following rights, privileges, restrictions and conditions:

5.1	Dividend

5.1.1	Definitions

For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

(a)
"Annual Dividend Rate” means for any Fixed Dividend Rate Period the rate of interest expressed as a percentage per annum (rounded to the nearest onethousandth of one percent (0.001%)) which is equal to the Government of

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Canada Yield multiplied by the Selected Percentage Rate for such Fixed Dividend Rate Period;

(b) "Dividend Payment Date” means the first day of each of February, May, August and November in each year;

(c)
"Fixed Dividend Rate Period” means for the initial Fixed Dividend Rate Period, the period commencing on February 1, 2005 and ending on and including January 31, 2010 and for each succeeding Fixed Dividend Rate Period, the period commencing on the day immediately following the end of the immediately preceding Fixed Dividend Rate Period and ending on and including January 31 in the fifth year immediately thereafter;

(d)
"Government of Canada Yield” on any date shall mean the average of the yields determined by two registered Canadian investment dealers, selected by the Board of Directors, as being the yield to maturity on such date compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada Bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity of five years; and

(e)
"Selected Percentage Rate” for each Fixed Dividend Rate Period means the rate of interested, expressed as a percentage of the Government of Canada Yield, determined by the Board of Directors as set forth in the notice to the holders of the Series 16 Preferred Shares given in accordance with the provisions of section 5.4.1, which rate of interest shall be not less than 80% of the Government of Canada Yield.

5.1.2	General

The holders of the Series 16 Preferred Shares shall be entitled to receive fixed, cumulative, preferred cash dividends, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, in the amount per share per annum determined by multiplying the Annual Dividend Rate by $25.00 payable quarterly in respect of each 12 month period on the first day of February, May, August and November by cheque at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers.

Dividends declared on the Series 16 Preferred Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series 16 Preferred Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series 16 Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder or, in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series 16 Preferred Shares at his address as aforesaid. The posting or delivery of such cheque shall be deemed to be payment and shall satisfy and

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discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation.

5.1.3	Calculation of Annual Dividend Rate

The Corporation shall calculate on the 21st day prior to the first day of each Fixed Dividend Rate Period the Annual Dividend Rate for each Fixed Dividend Rate Period based upon the Selected Percentage Rate and the Government of Canada Yield in effect at 10:00 A.M. (Montreal time) on the said 21st day prior to the first day of each Fixed Dividend Rate Period and give notice thereof: (i) within one (1) business day to all stock exchanges in Canada on which the Series 16 Preferred Shares are listed for trading or if the Series 16 Preferred Shares are not listed on a stock exchange in Canada, to the Investment Dealers Association of Canada; and (ii) within three (3) business days to, except in relation to the initial Fixed Dividend Rate Period, the holders of the Series 16 Preferred Shares by publication once in the national edition of The Globe and Mail in the English language and once in the City of Montreal in both the French and English languages in a daily newspaper of general circulation in Montreal; provided that if any such newspaper is not being generally circulated at that time, such notice shall be published in another equivalent publication.

5.2	Rights on Liquidation

In the event of the liquidation, dissolution or winding up of the corporation or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Series 16 Preferred Shares shall be entitled to receive $25.00 per Series 16 Preferred Shares together with all dividends accrued and unpaid up to but excluding the date of payment or distribution, before any amounts shall be paid or any assets of the Corporation distributed to the holders of the Common Shares of the Corporation or any other shares ranking junior to the Series 16 Preferred Shares. Upon payment of such amounts, the holders of the Series 16 Preferred Shares shall not be entitled to share in any further distribution of the properly or assets of the Corporation.

5.3	Redemption at the Option of the Corporation

The Corporation may not redeem any of the Series 16 Preferred Shares prior to February 1, 2010. Subject to applicable law and section 5.5 hereof, upon giving notice as hereinafter provided, the Corporation may, on February 1, 2010 or on February 1 in every fifth year thereafter, redeem all, but not less than all, of the outstanding Series 16 Preferred Shares on payment of $25.00 for each such share to be redeemed together with accrued and unpaid dividends up to but excluding the date fixed for redemption, the whole constituting the redemption price.

The Corporation shall give notice in writing not less than 45 days nor more than 60 days prior to the date on which the redemption is to take place to each person who at the date of giving such notice is the holder of Series 16 Preferred Shares to be redeemed of the intention of the Corporation to redeem such shares; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of Series 16 Preferred Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or

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more of such holders shall not affect the validity of the redemption as to the other holders of the Series 16 Preferred Shares to be redeemed. Such notice shall set out the number of such Series 16 Preferred Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series 16 Preferred shares to be redeemed the redemption price on presentation and surrender at any place or places within Canada designated by such notice, of the certificate or certificates for such Series 16 Preferred Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers; from and after the date specified in any such notice, the Series 16 Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series 16 Preferred Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of the shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving the proportion of the amounts so deposited applicable to such shares, without interest; any interest allowed on such deposit shall belong to the Corporation.

5.4	Conversion of Series 16 Preferred Shares

5.4.1	Conversion at the Option of the Holder

Holders of Series 16 Preferred Shares shall have the right, at their option, on February 1, 2010 and on February 1 in every fifth year thereafter (a "Conversion Date”), to convert, subject to the terms and conditions hereof, all or any Series 16 Preferred Shares registered in their name into Series 15 Preferred Shares of the Corporation on the basis of one (1) Series 15 Preferred Share for each Series 16 Preferred Share. The Corporation shall give notice in writing to the then holders of the Series 16 Preferred Shares of the Selected Percentage Rate determined by the Board of Directors to be applicable for the next succeeding Fixed Dividend Rate Period and of the conversion right provided for herein; such notice shall be given by posting the same in a postage paid envelope addressed to each holder of the Series 16 Preferred Shares at the last address of such holders as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation. Such notice shall set out the Conversion Date and shall be given not less than 45 days nor more than 60 days prior to the applicable Conversion Date.

If the Corporation gives notice as provided in section 5.3 to the holders of the Series 16 Preferred Shares of the redemption of all the Series 16 Preferred Shares, the Corporation shall not be required to give notice as provided in this section 5.4.1 to the

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holders of the Series 16 Preferred Shares of a Selected Percentage Rate or of the conversion right and the right of any holder of Series 16 Preferred Shares to convert such Series 16 Preferred Shares as herein provided shall cease and terminate in that event.

Holders of Series 16 Preferred Shares shall not be entitled to convert their shares into Series 15 Preferred Shares if, following the close of business on the 14th day preceding a Conversion Date, the Corporation determines that there would remain outstanding on the Conversion Date less than 1,000,000 Series 15 Preferred Shares, after taking into account all Series 16 Preferred Shares tendered for conversion into Series 15 Preferred Shares and all Series 15 Preferred Shares tendered for conversion into Series 16 Preferred Shares. The Corporation shall give notice in writing thereof, in accordance with the provisions of the first paragraph of this section 5.4.1, to all affected holders of Series 16 Preferred Shares at least seven (7) days prior to the applicable Conversion Date and will issue and deliver, or cause to be delivered, prior to such Conversion Date, at the expense of the Corporation, to such holders of Series 16 Preferred Shares, who have surrendered for conversion any certificate or certificates representing Series 16 Preferred Shares, new certificates representing the Series 16 Preferred Shares represented by any certificate or certificates surrendered as aforesaid.

5.4.2	Automatic Conversion

If following the close of business on the 14th day preceding a Conversion Date the Corporation determines that there would remain outstanding on the Conversion Date less than 1,000,000 Series 16 Preferred Shares after taking into account all Series 16 Preferred Shares tendered for conversion into Series 15 Preferred Shares and all Series 15 Preferred Shares tendered for conversion into Series 16 Preferred shares, then, all, but not part, of the remaining outstanding Series 16 Preferred Shares shall automatically be converted into Series 15 Preferred Shares on the basis of one (1) Series 15 Preferred Share for each Series 16 Preferred Share on the applicable Conversion Date and the Corporation shall give notice in writing thereof, in accordance with the provisions of section 5.4.1, to the holders of such remaining Series 16 Preferred Shares at least seven (7) days prior to the Conversion Date.

5.4.3	Manner of Exercise of Conversion Privilege

The conversion of Series 16 Preferred Shares may be effected by surrender of the certificate or certificates representing the same not earlier than 45 days prior to a Conversion Date but not later than the close of business on the 14th day preceding a Conversion Date during usual business hours at any office of any transfer agent of the Corporation at which the Series 16 Preferred Shares are transferable accompanied by: (i) payment or evidence of payment of the tax (if any) payable as provided in this section 5.4.3; and ii) a written instrument of surrender in form satisfactory to the Corporation duly executed by the holder, or his attorney duly authorized in writing, in which instrument such holder may also elect to convert part only of the Series 16 Preferred Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series 16 Preferred Shares represented by such certificate or certificates which have not been converted.

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In the event the Corporation is required to convert all remaining outstanding Series 16 Preferred Shares into Series 15 Preferred Shares on the applicable Conversion Date as provided for in section 5.4.2, the Series 16 Preferred Shares, in respect of which the holders have not previously elected to convert, shall be converted on the Conversion Date into Series 15 Preferred Shares and the holders thereof shall be deemed to be holders of Series 15 Preferred Shares at the close of business on the Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Corporation at which the Series 16 Preferred Shares were transferable of the certificate or certificates representing Series 16 Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series 15 Preferred Shares in the manner subject to the terms and provisions as provided in this section 5.4.3.

As promptly as practicable after the Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series 16 Preferred Shares so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Series 15 Preferred Shares and the number of remaining Series 16 Preferred Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Conversion Date, so that the rights of the holder of such Series 16 Preferred Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Series 15 Preferred Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Series 15 Preferred Shares at such time.

The holder of any Series 16 Preferred Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into a Series 15 Preferred Share after such record date and on or before the date of the payment of such dividend.

The issuance of certificates for the Series 15 Preferred Shares upon the conversion of Series 16 Preferred Shares shall be made without charge to the converting holders of Series 16 Preferred Shares for any fee or tax in respect of the issuance of such certificates or the Series 15 Preferred Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series 15 Preferred Shares are issued in respect of the issuance of such Series 15 Preferred Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Series 16 Preferred Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

5.4.4	Status of Converted Series 16 Preferred Shares

All Series 16 Preferred Shares converted into Series 15 Preferred Shares on a Conversion Date shall not be cancelled but shall be restored to the status of authorized but unissued shares of the Corporation as at the close of business on the Conversion Date.

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5.5	Restrictions on Dividends and Retirement of Shares

Without the approval of the holders of outstanding Series 16 Preferred Shares:

(a)
the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series 16 Preferred Shares) on the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series 16 Preferred Shares;

(b)
the Corporation shall not redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series 16 Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series 16 Preferred Shares);

(c) the Corporation shall not purchase or otherwise retire less than all of the Series 16 Preferred Shares then outstanding; or

(d)
the Corporation shall not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or any mandatory redemption obligation attaching thereto) any shares of any class or series ranking on a parity with the Series 16 Preferred Shares provided that, for greater certainty, the covenant in this clause (d) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series 16 Preferred Shares;

unless, in each case, all cumulative dividends on outstanding Series 16 Preferred Shares accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Any approval of the holders of Series 16 Preferred Shares required to be given pursuant to this section 5.5 may be given in accordance with the second paragraph of section 5.7 and section 5.10. Notwithstanding the provisions of section 5.10 hereof, any approval required to be given pursuant to this section 5.5 shall be required to be given only by the affirmative vote of the holders of the majority of the Series 16 Preferred Shares present or represented at a meeting, or adjourned meeting, of the holders of Series 16 Preferred Shares duly called for the purpose and at which a quorum is present.

5.6	Purchase for Cancellation

The Corporation may at any time purchase for cancellation the whole or any part of the Series 16 Preferred Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable.

5.7	Voting Rights

If the Corporation fails to pay eight (8) dividends on the Series 16 Preferred Shares, whether or not consecutive, the holders of the Series 16 Preferred Shares shall have the right to receive notice of, and to attend, each meeting of shareholders of the Corporation

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which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such holders shall also have the right, at any such meeting, to one (1) vote for each Series 16 Preferred Share held, until all such arrears of dividends on the Series 16 Preferred Shares shall have been paid whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this section 5.7.

In connection with any actions to be taken by the Corporation which require the approval of the holders of the Series 16 Preferred Shares voting as a series or as part of a class, each Series 16 Preferred Share shall entitle the holder thereof to one (1) vote for such purpose.

5.8	Issue of Additional Preferred Shares

The Corporation may issue additional series of Class A Preferred Shares ranking on a parity with the Series 16 Preferred Shares without the authorization of the holders of the Series 16 Preferred Shares.

5.9	Modifications

The provisions attaching to the Series 16 Preferred Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the CBCA, any such approval to be given in accordance with section 5.10.

None of the series provisions of the articles of the Corporation relating to the Series 16 Preferred Shares shall be amended or otherwise changed unless, contemporaneously therewith, the series provisions, if any, relating to the Series 16 Preferred Shares are, to the extent deemed required by the Corporation, amended or otherwise changed in the same proportion and in the same manner.

5.10	Approval of Holders of Series 16 Preferred Shares

Any approval given by the holders of the Series 16 Preferred Shares shall be deemed to have been sufficiently given if it shall have been given by the holders of Series 16 Preferred Shares as provided in the provisions attaching to the Class A Preferred Shares as a class, which provisions shall apply mutatis mutandis.

5.11	Tax Election

The Corporation shall elect, in the manner and within the time provided under the ITA, under subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series 16 Preferred Shares will be required to pay tax on dividends received on the Series 16 Preferred Shares under section 187.2 of Part IV.I of such Act or any successor or replacement provision of similar effect.

5.12	Mail Service Interruption

If the Corporation determines that mail service is, or is threatened to be, interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series 16

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Preferred Shares, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)
give such notice by telex, telecopier or telegraph communication or by means of publication once in each of two successive weeks in a newspaper of general circulation published or distributed in Montreal and Toronto and such notice shall be deemed to have been given on the date on which such telex, telecopier or telegraph communication was given or on the date on which the first publication has taken place; and

(b)
fulfill the requirement to send such cheque or such share certificate by arranging for delivery thereof to the principal office of the Corporation in Montreal, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Corporation determines that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by ordinary unregistered first class prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate, or in the event of the address of any such holder not appearing on the securities register of the Corporation, then at the last address of such holder known to the Corporation.

5.13	Definitions

In the provisions herein contained attaching to the Series 16 Preferred Shares:

(a)
"accrued and unpaid dividends” means the aggregate of: (i) all unpaid dividends on the Series 16 Preferred Shares for any quarterly period; and (ii) the amount calculated as though dividends on each Series 16 Preferred Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable to but excluding the date to which the computation of accrued dividends is to be made; and

(b)
"‘in priority to”, ‘‘on a parity with” and ‘‘junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

5.14	Interpretation

In the event that any date on which any dividend on the Series 16 Preferred Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the holders of Series 16 Preferred Shares hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A "business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday at the Corporation’s principal office in Canada.

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6.	SERIES 17 PREFERRED SHARES

The Series 17 Preferred Shares shall, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preferred Shares as a class, carry and be subject to the following rights, privileges, restrictions and conditions:

6.1	Dividend

6.1.1	Definitions

For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

(a) "Annual Dividend Rate” means the Initial Fixed Dividend Rate or the Subsequent Fixed Dividend Rate, whichever is provided by section 6.1 to be applicable at the relevant time;

(b) "Dividend Payment Date” means the first day of each of February, May, August and November in each year and the first Dividend Payment Date shall be May 1, 2001;

(c)
"Government of Canada Yield” on any date shall mean the average of the yields determined by two registered Canadian investment dealers, selected by the Corporation, as being the yield to maturity on such date compounded semiannually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada Bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity of five years;

(d) "Electronic Delivery” means the delivery by telecopier, electronic mail, the internet or other electronic means;

(e) "Initial Fixed Dividend Rate” means 5.25% per annum;

(f) "Initial Fixed Rate Period” means the period commencing with the date of issue of the Series 17 Preferred Shares and ending on and including April 30, 2006;

(g) "Subsequent Fixed Dividend Rate” means for any Subsequent Fixed Rate Period the rate of interest expressed as a percentage per annum determined in accordance with section 6.1.5 hereof;

(h)
"Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period commencing on May 1, 2006 and ending on and including April 30, 2011 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including April 30 in the fifth year thereafter.

6.1.2	General

The holders of the Series 17 Preferred Shares shall be entitled to receive fixed, cumulative, preferred cash dividends, as and when declared by the Board of Directors,

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out of moneys of the Corporation properly applicable to the payment of dividends, at the rates herein provided. Dividends on the Series 17 Preferred Shares shall accrue on a daily basis from and including the date of issue thereof, and shall be payable quarterly during the Initial Fixed Rate Period and during any Subsequent Fixed Rate Period. Payment of the dividend on the Series 17 Preferred Shares payable on any Dividend Payment Date (less any tax required to be deducted) shall be made by cheque at par in lawful money of Canada payable at any branch in Canada of the Corporation’s bankers.

Dividends declared on the Series 17 Preferred Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series 17 Preferred Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series 17 Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder or, in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series 17 Preferred Shares at his address as aforesaid. The posting or delivery of such cheque shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation.

6.1.3	Initial Fixed Rate Period

During the Initial Fixed Rate Period, the dividends in respect of the Series 17 Preferred Shares shall be payable quarterly at the Initial Fixed Dividend Rate. Accordingly, on each Dividend Payment Date during the Initial Fixed Rate Period, other than May 1, 2001, but including May 1, 2006, the dividend payable shall be $0.32813 per Series 17 Preferred Share. The amount of the first quarterly dividend payable on each Series 17 Preferred Share on May 1, 2001, shall be in the amount of $1.3125 multiplied by a fraction of which the numerator is the number of days from and including the original date of issue of the Series 17 Preferred Shares to but excluding May 1, 2001 and the denominator is 365.

6.1.4	Subsequent Fixed Rate Period

During any Subsequent Fixed Rate Period, the dividends in respect of the Series 17 Preferred Shares shall be payable quarterly at the Subsequent Fixed Dividend Rate. Accordingly, on each Dividend Payment Date during any Subsequent Fixed Rate Period, the dividend payable shall be in the amount per share per annum (rounded to the nearest one-thousandth (1/1000 ) of one cent) determined by multiplying the Annual Dividend Rate by $25.00.

6.1.5	Determination of Subsequent Fixed Dividend Rate

The Corporation shall determine on the 25th day prior to the first day of each Subsequent Fixed Rate Period the Annual Dividend Rate for each Subsequent Fixed Rate Period, which Annual Dividend Rate shall not be less than 80% of the Government

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of Canada Yield in effect at 10:00 A.M. (Montreal time) on the said 25th day prior to the first day of each Subsequent Fixed Rate Period, and give notice thereof: (i) within one (1) business day to all stock exchanges in Canada on which the Series 17 Preferred Shares are listed for trading or if the Series 17 Preferred Shares are not listed on a stock exchange in Canada, to the Investment Dealers Association of Canada; and (ii) within three (3) business days to the holders of the Series 17 Preferred Shares by publication once in the national edition of The Globe and Mail in the English language and once in the City of Montreal in both the French and English languages in a daily newspaper of general circulation in Montreal; provided that if any such newspaper is not being generally circulated at that time, such notice shall be published in another equivalent publication.

6.2	Rights on Liquidation

In the event of the liquidation, dissolution or winding up of the corporation or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Series 17 Preferred Shares shall be entitled to receive $25.00 per Series 17 Preferred Share together with all dividends accrued and unpaid up to but excluding the date of payment or distribution, before any amounts shall be paid or any assets of the Corporation distributed to the holders of the Common Shares of the Corporation or any other shares ranking junior to the Series 17 Preferred Shares. Upon payment of such amounts, the holders of the Series 17 Preferred Shares shall not be entitled to share in any further distribution of the properly or assets of the Corporation.

6.3	Redemption at the Option of the Corporation

The Corporation may not redeem any of the Series 17 Preferred Shares prior to May 1, 2006. Subject to applicable law and section 6.5 hereof, upon giving notice as hereinafter provided, the Corporation may, on May 1, 2006 or on May 1 in every fifth year thereafter, redeem all, but not less than all, of the outstanding Series 17 Preferred Shares on payment of $25.00 for each such share to be redeemed together with accrued and unpaid dividends up to but excluding the date fixed for redemption, the whole constituting the redemption price.

The Corporation shall give notice in writing not less than 45 days nor more than 60 days prior to the date on which the redemption is to take place to each person who at the date of giving such notice is the holder of Series 17 Preferred Shares to be redeemed of the intention of the Corporation to redeem such shares; such notice shall be given, at the opinion of the Corporation, by courier or by posting the same in a postage paid envelope, in either case, addressed to each holder of Series 17 Preferred Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation or by Electronic Delivery addressed to each holder of Series 17 Preferred Shares requesting Electronic Delivery at the last electronic address as provided by the holder to the Corporation or by Electronic Delivery addressed to each holder of Series 17 Preferred Shares requesting Electronic Delivery at the last electronic address as provided by the holer to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series 17 Preferred Shares to be redeemed. Such notice shall set out the number of such Series 17 Preferred Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series 17 Preferred

- 27 -

shares to be redeemed the redemption price on presentation and surrender at any place or places within Canada designated by such notice, of the certificate or certificates for such Series 17 Preferred Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers; from and after the date specified in any such notice, the Series 17 Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of the redemption price is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series 17 Preferred Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of the shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving the proportion of the amounts so deposited applicable to such shares, without interest; any interest allowed on such deposit shall belong to the Corporation.

6.4	Conversion of Series 17 Preferred Shares

6.4.1	Conversion at the Option of the Holder

Holders of Series 17 Preferred Shares shall have the right, at their option, on May 1, 2006 and on May 1 in every fifth year thereafter (a ‘‘Conversion Date”), to convert, subject to the terms and conditions hereof, all or any Series 17 Preferred Shares registered in their name into Series 18 Preferred Shares of the Corporation on the basis of one (1) Series 18 Preferred Share for each Series 17 Preferred Share. The Corporation shall give notice in writing to the then holders of the Series 17 Preferred Shares of the conversion right provided for herein; such notice shall be given, at the option of the Corporation, by courier or by posting the same in a postage paid envelope, in either case, addressed to each holder of the Series 17 Preferred Shares at the last address of such holders as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation or by Electronic Delivery addressed to each holder of the Series 17 Preferred Shares requesting Electronic Delivery at the last electronic address as provided by the holder to the Corporation. Such notice shall set out the Conversion Date and shall be given not less than 45 days nor more than 60 days prior to the applicable Conversion Date.

If the Corporation gives notice as provided in section 6.3 to the holders of the Series 17 Preferred Shares of the redemption of all the Series 17 Preferred Shares, the Corporation shall not be required to give notice as provided in this section 6.4.1 to the holders of the Series 17 Preferred Shares of the conversion right and the right of any holder of Series 17 Preferred Shares to convert such Series 17 Preferred Shares as herein provided shall cease and terminate in that event.

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Holders of Series 17 Preferred Shares shall not be entitled to convert their shares into Series 18 Preferred Shares if, following the close of business on the 10th day preceding a Conversion Date, the Corporation determines that there would remain outstanding on the Conversion Date less than 2,000,000 Series 18 Preferred Shares, after taking into account all Series 17 Preferred Shares tendered for conversion into Series 18 Preferred Shares and all Series 18 Preferred Shares tendered for conversion into Series 17 Preferred Shares. The Corporation shall give notice in writing thereof, in accordance with the provisions of the first paragraph of this section 6.4.1, to all affected holders of Series 17 Preferred Shares prior to the applicable Conversion Date and will issue and deliver, or cause to be delivered, prior to such Conversion Date, at the expense of the Corporation, to such holders of Series 17 Preferred Shares, who have surrendered for conversion any certificate or certificates representing Series 17 Preferred Shares, new certificates representing the Series 17 Preferred Shares represented by any certificate or certificates surrendered as aforesaid.

6.4.2	Automatic Conversion

If following the close of business on the 10th day preceding a Conversion Date the Corporation determines that there would remain outstanding on the Conversion Date less than 2,000,000 Series 17 Preferred Shares after taking into account all Series 17 Preferred Shares tendered for conversion into Series 18 Preferred Shares and all Series 18 Preferred Shares tendered for conversion into Series 17 Preferred shares, then, all, but not part, of the remaining outstanding Series 17 Preferred Shares shall automatically be converted into Series 18 Preferred Shares on the basis of one (1) Series 18 Preferred Share for each Series 17 Preferred Share on the applicable Conversion Date and the Corporation shall give notice in writing thereof, in accordance with the provisions of section 6.4.1, to the holders of such remaining Series 17 Preferred Shares prior to the Conversion Date.

6.4.3	Manner of Exercise of Conversion Privilege

The conversion of Series 17 Preferred Shares may be effected by surrender of the certificate or certificates representing the same not earlier than 45 days prior to a Conversion Date but not later than the close of business on the 10th day preceding a Conversion Date during usual business hours at any office of any transfer agent of the Corporation at which the Series 17 Preferred Shares are transferable accompanied by: (i) payment or evidence of payment of the tax (if any) payable as provided in this section 6.4.3; and ii) a written instrument of surrender in form satisfactory to the Corporation duly executed by the holder, or his attorney duly authorized in writing, in which instrument such holder may also elect to convert part only of the Series 17 Preferred Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series 17 Preferred Shares represented by such certificate or certificates which have not been converted.

In the event the Corporation is required to convert all remaining outstanding Series 17 Preferred Shares into Series 18 Preferred Shares on the applicable Conversion Date as provided for in section 6.4.2, the Series 17 Preferred Shares, in respect of which the holders have not previously elected to convert, shall be converted on the Conversion Date into Series 18 Preferred Shares and the holders thereof shall be deemed to be holders of Series 18 Preferred Shares at the close of business on the Conversion Date

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and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Corporation at which the Series 17 Preferred Shares were transferable of the certificate or certificates representing Series 17 Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series 18 Preferred Shares in the manner subject to the terms and provisions as provided in this section 6.4.3.

As promptly as practicable after the Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series 17 Preferred Shares so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Series 18 Preferred Shares and the number of remaining Series 17 Preferred Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Conversion Date, so that the rights of the holder of such Series 17 Preferred Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Series 18 Preferred Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Series 18 Preferred Shares at such time.

The holder of any Series 17 Preferred Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into a Series 18 Preferred Share after such record date and on or before the date of the payment of such dividend.

The issuance of certificates for the Series 18 Preferred Shares upon the conversion of Series 17 Preferred Shares shall be made without charge to the converting holders of Series 17 Preferred Shares for any fee or tax in respect of the issuance of such certificates or the Series 18 Preferred Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series 18 Preferred Shares are issued in respect of the issuance of such Series 18 Preferred Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Series 17 Preferred Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

6.4.4	Status of Converted Series 17 Preferred Shares

All Series 17 Preferred Shares converted into Series 18 Preferred Shares on a Conversion Date shall not be cancelled but shall be restored to the status of authorized but unissued shares of the Corporation as at the close of business on the Conversion Date.

6.5	Restrictions on Dividends and Retirement of Shares

Without the approval of the holders of outstanding Series 17 Preferred Shares:

(a) the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior

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to the Series 17 Preferred Shares) on the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series 17 Preferred Shares;

(b)
the Corporation shall not redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series 17 Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series 17 Preferred Shares);

(c) the Corporation shall not purchase or otherwise retire less than all of the Series 17 Preferred Shares then outstanding; or

(d)
the Corporation shall not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or any mandatory redemption obligation attaching thereto) any shares of any class or series ranking on a parity with the Series 17 Preferred Shares provided that, for greater certainty, the covenant in this clause (d) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series 17 Preferred Shares;

unless, in each case, all cumulative dividends on outstanding Series 17 Preferred Shares accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Any approval of the holders of Series 17 Preferred Shares required to be given pursuant to this section 6.5 may be given in accordance with the second paragraph of section 6.7 and section 6.10. Notwithstanding the provisions of section 6.10 hereof, any approval required to be given pursuant to this section 6.5 shall be required to be given only by the affirmative vote of the holders of the majority of the Series 17 Preferred Shares present or represented at a meeting, or adjourned meeting, of the holders of Series 17 Preferred Shares duly called for the purpose and at which a quorum is present.

6.6	Purchase for Cancellation

The Corporation may at any time purchase for cancellation the whole or any part of the Series 17 Preferred Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable.

6.7	Voting Rights

If the Corporation fails to pay eight (8) dividends on the Series 17 Preferred Shares, whether or not consecutive, the holders of the Series 17 Preferred Shares shall have the right to receive notice of, and to attend, each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such holders shall also have the right, at any such meeting, to one (1) vote for each Series 17 Preferred Share held, until all such arrears of dividends on the Series 17 Preferred Shares shall have been paid whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this section 6.7.

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In connection with any actions to be taken by the Corporation which require the approval of the holders of the Series 17 Preferred Shares voting as a series or as part of a class, each Series 17 Preferred Share shall entitle the holder thereof to one (1) vote for such purpose.

6.8	Issue of Additional Preferred Shares

The Corporation may issue additional series of Class A Preferred Shares ranking on a parity with the Series 17 Preferred Shares without the authorization of the holders of the Series 17 Preferred Shares.

6.9	Modifications

The provisions attaching to the Series 17 Preferred Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the CBCA, any such approval to be given in accordance with section 6.10.

None of the series provisions of the articles of the Corporation relating to the Series 17 Preferred Shares shall be amended or otherwise changed unless, contemporaneously therewith, the series provisions, if any, relating to the Series 18 Preferred Shares are, to the extent deemed required by the Corporation, amended or otherwise changed in the same proportion and in the same manner.

6.10	Approval of Holders of Series 17 Preferred Shares

Any approval given by the holders of the Series 17 Preferred Shares shall be deemed to have been sufficiently given if it shall have been given by the holders of Series 17 Preferred Shares as provided in the provisions attaching to the Class A Preferred Shares as a class, which provisions shall apply mutatis mutandis.

6.11	Tax Election

The Corporation shall elect, in the manner and within the time provided under the ITA, under subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series 17 Preferred Shares will be required to pay tax on dividends received on the Series 17 Preferred Shares under section 187.2 of Part IV.I of such Act or any successor or replacement provision of similar effect.

6.12	Mail Service Interruption

If the Corporation determines that mail service is, or is threatened to be, interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series 17 Preferred Shares, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)
give such notice by Electronic Delivery, telex or telegraph communication or by means of publication once in each of two successive weeks in a newspaper of general circulation published or distributed in Montreal and Toronto and such notice shall be deemed to have been given on the date on which such

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Electronic Delivery, telex or telegraph communication was given or on the date on which the first publication has taken place; and

(b)
fulfill the requirement to send such cheque or such share certificate by arranging for delivery thereof to the principal office of the Corporation in Montreal, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Corporation determines that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by ordinary unregistered first class prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate, or in the event of the address of any such holder not appearing on the securities register of the Corporation, then at the last address of such holder known to the Corporation.

6.13	Definitions

In the provisions herein contained attaching to the Series 17 Preferred Shares:

(a)
"accrued and unpaid dividend” means the aggregate of (A) all unpaid dividends on the Series 17 Preferred Shares for any quarterly period and (B) the amount calculated as though dividends on each Series 17 Preferred Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable to but excluding the date to which the computation of accrued dividends is to be made; and

(b)
"in priority to”, ‘‘on a parity with” and ‘‘junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

6.14	Interpretation

In the event that any date on which any dividend on the Series 17 Preferred Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the holders of Series 17 Preferred Shares hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A "business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday at the Corporation’s principal office in Canada.

7.	SERIES 18 PREFERRED SHARES

The Series 18 Preferred Shares shall, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preferred Shares as a class, carry and be subject to the following rights, privileges, restrictions and conditions:

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7.1	Dividend

7.1.1	Definitions

For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

(a)
"Adjustment Factor" for any Month means the percentage per annum, positive or negative, based on the Calculated Trading Price of the Series 18 Preferred Shares for the preceding Month, determined in accordance with the following table:

	If Calculated Trading Price Is	The Adjustment Factor as a Percentage of Prime Shall Be

$25.50 or more ................................................................
$25.375 and less than $25.50 ..........................................
$25.25 and less than $25.375 ..........................................
$25.125 and less than $25.25 ..........................................
Greater than $24.875 and less than $25.125.....................
Greater than $24.75 to $24.875 ........................................
Greater than $24.625 to $24.75 ........................................
Greater than $24.50 to $24.625 ........................................
	$24.50 or less .................................................................	-4.00% -3.00% -2.00% -1.00% nil 1.00% 2.00% 3.00% 4.00%

The maximum Adjustment Factor for any Month will be + 4.00%

If in any Month there is no trade on the Exchange of Series 18 Preferred Shares of a board lot or more, the Adjustment Factor for the following Month shall be nil;

(b)
"Annual Floating Dividend Rate” means for any Month the rate of interest expressed as a percentage per annum (rounded to the nearest one-thousandth (1/1000) of one percent (0.001%)) which is equal to Prime multiplied by the Designated Percentage for such Month;

(c)
"Banks” means any two of Royal Bank of Canada, Bank of Montreal, The Bank of Nova Scotia, The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce and any successor of any of them as may be designated from time to time by the Corporation by notice given to the transfer agent for the Series 18 Preferred Shares, such notice to take effect on, and to be given at least two (2) business days prior to, the commencement of a particular Dividend Period and, until such notice is first given, means Royal Bank of Canada and The Toronto- Dominion Bank;

(d) "Calculated Trading Price” for any Month means:

(i) the aggregate of the Daily Adjusted Trading Value for all Trading Days in such Month;

divided by

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(ii) the aggregate of the Daily Trading Volume for all Trading Days in such Month;

(e) "‘Daily Accrued Dividend Deduction” for any Trading Day means:

(i)
the product obtained by multiplying the dividend accrued on a Series 18 Preferred Share in respect of the Month in which the Trading Day falls by the number of days elapsed from but excluding the day prior to the Ex- Dividend Date immediately preceding such Trading Day to and including such Trading Day (or if such Trading Day is an Ex-Dividend Date, by one (1) day);

divided by

(ii) the number of days from and including such Ex-Dividend Date to but excluding the following Ex-Dividend Date;

(f) "Daily Adjusted Trading Value” for any Trading Day means:

(i)
the aggregate dollar value of all transactions of Series 18 Preferred Shares on the Exchange (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day;

less

(ii) the Daily Trading Volume for such Trading Day multiplied by the Daily Accrued Dividend Deduction for such Trading Day;

(g)
"Daily Trading Volume” for any Trading Day means the aggregate number of Series 18 Preferred Shares traded in all transactions (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day on the Exchange;

(h) "Deemed Record Date” means the last Trading Day of a Month with respect to which no dividend is declared by the Board of Directors;

(i)
"Designated Percentage” for the Month of May 2006 means 80 percent (80%) and for each Month thereafter means the Adjustment Factor for such Month plus the Designated Percentage for the preceding Month, provided that the Annual Floating Dividend Rate for any Month shall in no event be less than 50% of Prime for such Month or more than 100% of Prime for such Month;

(j) "‘Dividend Payment Date” means the twelfth day of each of month commencing with the Month immediately following the date of issue of the Series 18 Preferred Shares;

(k) "Dividend Period” means a Month;

(l) "Electronic Delivery” means the delivery by telecopier, electronic mail, the internet or other electronic means;

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(m) "Ex-Dividend Date” means:

(i)
the Trading Day which, under the rules or normal practices of the Exchange, is designated or recognized as the ex-dividend date relative to any dividend record date for the Series 18 Preferred Shares; or

(ii)
if the Board of Directors fails to declare a dividend in respect of a Month, the Trading Day which, under the rules or normal practices of the Exchange, would be recognized as the Ex-Dividend Date relative to any Deemed Record Date for the Series 18 Preferred Shares;

(n)
"Exchange” means the Toronto Stock Exchange or such other exchange or trading market in Canada as may be determined from time to time by the Corporation as being the principal trading market for the Series 18 Preferred Shares;

(o) "Month” means a calendar month;

(p) "Prime” for a Month means the average (rounded to the nearest one-thousandth (1/1000) of one percent (0.001%)) of the Prime Rate in effect on each day of such Month;

(q)
"Prime Rate” for any day means the average (rounded to the nearest onethousandth (1/1000) of one percent (0.001%)) of the annual rates of interest announced from time to time by the Banks as the reference rates then in effect for such day for determining interest rates on Canadian dollar commercial loans made to prime commercial borrowers in Canada. If one of the Banks does not have such an interest rate in effect on a day, the Prime Rate for such day shall be such interest rate in effect for that day of the other Bank; if both Banks do not have such an interest rate in effect on a day, the Prime Rate for that day shall be equal to one and a half percent (1.5%) per annum plus the average yield expressed as a percentage per annum on 91-day Government of Canada Treasury Bills, as reported by the Bank of Canada, for the weekly tender for the week immediately preceding that day; and if both of such Banks do not have such an interest rate in effect on a day and the Bank of Canada does not report such average yield per annum, the Prime Rate for that day shall be equal to the Prime Rate for the next preceding day. The Prime Rate and Prime shall be determined from time to time by an officer of the Corporation from quotations supplied by the Banks or otherwise publicly available. Such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series 18 Preferred Shares;

(r) "Trading Day” means, if the Exchange is a stock exchange in Canada, a day on which the Exchange is open for trading or, in any other case, a business day.

7.1.2	General

The holders of the Series 18 Preferred Shares shall be entitled to receive cumulative, preferred cash dividends, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends at the rates and times herein provided. Dividends on the Series 18 Preferred Shares shall accrue on a daily basis from and including the date of issue thereof and shall be payable

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monthly. Payment of the dividend on the Series 18 Preferred Shares payable on any Dividend Payment Date (less any tax required to be deducted) shall be made by cheque at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers.

The dividends in respect of the Series 18 Preferred Shares shall be payable monthly at the Annual Floating Dividend Rate as calculated from time to time. Accordingly, on each Dividend Payment Date, the dividend payable on the Series 18 Preferred Shares shall be that amount (rounded to the nearest one-thousandth (1/1000) of one cent) obtained by multiplying $25.00 by the Annual Floating Dividend Rate applicable to the Month preceding such Dividend Payment Date and by dividing the product by twelve. The record date for the purpose of determining holders of Series 18 Preferred Shares entitled to receive dividends on each Dividend Payment Date shall be the last Trading Day of the next preceding Month. In the event of the redemption or purchase of the Series 18 Preferred Shares or the distribution of the assets of the Corporation as contemplated by section 7.2 hereof, the amount of the dividend which has accrued during the Month in which such redemption, purchase or distribution occurs shall be the amount (rounded to the nearest one-thousandth (1/1000) of one cent) calculated by multiplying:

(i) the amount obtained by multiplying $25.00 by one-twelfth (1/12) of the Annual Floating Dividend Rate applicable to the preceding Month; by

(ii)
a fraction of which the numerator is the number of days elapsed in the Month in which such redemption, purchase or distribution occurs up to but not including the day of such event and the denominator of which is the number of days in that Month.

Dividends declared on the Series 18 Preferred Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series 18 Preferred Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series 18 Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder or, in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series 18 Preferred Shares at his address as aforesaid. The posting or delivery of such cheque shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation.

7.1.3	Calculation of Designated Percentage

The Corporation shall as promptly as practicable calculate the Designated Percentage for each Month and give notice thereof to all stock exchanges in Canada on which the Series 18 Preferred Shares are listed for trading or if the Series 18 Preferred Shares are not listed on a stock exchange in Canada to the Investment Dealers Association of Canada.

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7.2	Rights on Liquidation

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Series 18 Preferred Shares shall be entitled to receive $25.00 per Series 18 Preferred Share together with all dividends accrued and unpaid up to but excluding the date of payment or distribution, before any amounts shall be paid or any assets of the Corporation distributed to the holders of the Common Shares of the Corporation or any other shares ranking junior to the Series 18 Preferred Shares. Upon payment of such amounts, the holders of the Series 18 Preferred Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation.

7.3	Redemption at the Option of the Corporation

Subject to applicable law and section 7.5 hereof, upon giving notice as hereinafter provided, the Corporation may redeem at any time all, but not less than all, the outstanding Series 18 Preferred Shares on payment of $25.50 for each such share to be redeemed together with accrued and unpaid dividends up to but excluding the date fixed for redemption the whole constituting the redemption price.

The Corporation shall give notice in writing not less than 45 days nor more than 60 days prior to the date on which the redemption is to take place to each person who at the date of giving such notice is the holder of Series 18 Preferred shares to be redeemed of the intention of the Corporation to redeem such shares; such notice shall be given, at the option of the Corporation, by courier or by posting the same in a postage paid envelope, in either case, addressed to each holder of Series 18 Preferred Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation or by Electronic Delivery addressed to each holder of Series 18 Preferred shares requesting Electronic Delivery at the last electronic address as provided by the holder to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series 18 Preferred Shares to be redeemed. Such notice shall set out the number of such Series 18 Preferred Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series 18 Preferred Shares to be redeemed the redemption price on presentation and surrender at any place within Canada designated by such notice, of the certificate or certificates for such Series 18 Preferred Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers; from and after the date specified in any such notice, the Series 18 Preferred shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series 18 Preferred Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies

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of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving the proportion of the amounts so deposited applicable to such shares, without interest; any interest allowed on such deposit shall belong to the Corporation.

7.4	Conversion of Series 18 Preferred Shares

7.4.1	Conversion of the Option of the Holder

Holders of Series 18 Preferred Shares shall have the right, at their option, on May 1, 2011 and on May 1 in every fifth year thereafter (a ‘‘Conversion Date”), to convert, subject to the terms and conditions hereof, all or any Series 18 Preferred Shares registered in their name into Series 17 Preferred Shares of the Corporation on the basis of one (1) Series 17 Preferred Share for each Series 18 Preferred Share. The Corporation shall give notice in writing to the then holders of the Series 18 Preferred Shares of the conversion right provided for herein; such notice shall be given, at the option of the Corporation, by courier or by posting the same in a postage paid envelope, in either case, addressed to each holder of the Series 18 Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation or by Electronic Delivery addressed to each holder of Series 18 Preferred Shares requesting Electronic Delivery at the last electronic address as provided by the holder to the Corporation. Such notice shall set out the Conversion Date and shall be given not less than 45 days nor more than 60 days prior to the applicable Conversion Date.

If the Corporation gives notice as provided in section 7.3 to the holders of the Series 18 Preferred Shares of the redemption of all the Series 18 Preferred Shares, the Corporation shall not be required to give notice as provided in this section 7.4.1 to the holders of the Series 18 Preferred Shares of the conversion right and the right of any holder of Series 18 Preferred Shares to convert such Series 18 Preferred Shares as herein provided shall cease and terminate in that event.

Holders of Series 18 Preferred Shares shall not be entitled to convert their shares into Series 17 Preferred Shares if, following the close of business on the 10th day preceding a Conversion Date, the Corporation determines that there would remain outstanding on the Conversion Date less than 2,000,000 Series 17 Preferred Shares, after taking into account all Series 18 Preferred Shares tendered for conversion into Series 17 Preferred Shares and all Series 17 Preferred Shares tendered for conversion into Series 18 Preferred Shares. The Corporation shall give notice in writing thereof, in accordance with the provisions of the first paragraph of this section 7.4.1, to all affected holders of Series 18 Preferred Shares prior to the applicable Conversion Date and will issue and deliver, or cause to be delivered, prior to such Conversion Date, at the expense of the Corporation, to such holders of Series 18 Preferred Shares, who have surrendered for conversion any certificate or certificates representing Series 18 Preferred Shares, new certificates representing the Series 18 Preferred Shares represented by any certificate or certificates surrendered as aforesaid.

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7.4.2	Automatic Conversion

If following the close of business on the 10th day preceding a Conversion Date the Corporation determines that there would remain outstanding on the Conversion Date less than 2,000,000 Series 18 Preferred Shares after taking into account all Series 18 Preferred Shares tendered for conversion into Series 17 Preferred Shares and all Series 17 Preferred Shares tendered for conversion into Series 18 Preferred Shares, then, all, but not part, of the remaining outstanding Series 18 Preferred Shares shall automatically be converted into Series 17 Preferred Shares on the basis of one (1) Series 17 Preferred Share for each Series 18 Preferred Share on the applicable Conversion Date and the Corporation shall give notice in writing thereof, in accordance with the provisions of section 7.4.1, to the holders of such remaining Series 18 Preferred Shares prior to the Conversion Date.

7.4.3	Manner of Exercise of Conversion Privilege

The conversion of Series 18 Preferred Shares may be effected by surrender of the certificate or certificates representing the same not earlier than 45 days prior to a Conversion Date but not later than the close of business on the 10th day preceding a Conversion Date during usual business hours at any office of any transfer agent of the Corporation at which the Series 18 Preferred Shares are transferable accompanied by: i) payment or evidence of payment of the tax (if any) payable as provided in this section 7.4.3; and ii) a written instrument of surrender in form satisfactory to the Corporation duly executed by the holder, or his attorney duly authorized in writing, in which instrument such holder may also elect to convert part only of the Series 18 Preferred Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series 18 Preferred Shares represented by such certificate or certificates which have not been converted.

In the event the Corporation is required to convert all remaining outstanding Series 18 Preferred Shares into Series 17 Preferred Shares on the applicable Conversion Date as provided for in section 7.4.2, the Series 18 Preferred Shares, in respect of which the holders have not previously elected to convert, shall be converted on the Conversion Date into Series 17 Preferred Shares and the holders thereof shall be deemed to be holders of Series 17 Preferred Shares at the close of business on the Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Corporation at which the Series 18 Preferred Shares were transferable of the certificate or certificates representing Series 18 Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series 17 Preferred Shares in the manner subject to the terms and provisions as provided in this section 7.4.3.

As promptly as practicable after the Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series 18 Preferred Shares so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Series 17 Preferred Shares and the number of remaining Series 18 Preferred Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Conversion Date, so that the rights of the holder of such Series 18 Preferred Shares as

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the holder thereof shall cease at such time and the person or persons entitled to receive Series 17 Preferred Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Series 17 Preferred Shares at such time.

The holder of any Series 18 Preferred Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into a Series 17 Preferred Share after such record date and on or before the date of the payment of such dividend.

The issuance of certificates for the Series 17 Preferred Shares upon the conversion of Series 18 Preferred Shares shall be made without charge to the converting holders of Series 18 Preferred Shares for any fee or tax in respect of the issuance of such certificates or the Series 17 Preferred Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series 17 Preferred Shares are issued in respect of the issuance of such Series 17 Preferred Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Series 18 Preferred Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

7.4.4	Status of Converted Series 18 Preferred Shares

All Series 18 Preferred Shares converted into Series 17 Preferred Shares on a Conversion Date shall not be cancelled but shall be restored to the status of authorized but unissued shares of the Corporation as at the close of business on the Conversion Date.

7.5	Restrictions on Dividends and Retirement of Shares

Without the approval of the holders of outstanding Series 18 Preferred Shares:

(a)
the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series 18 Preferred Shares) on the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series 18 Preferred Shares;

(b)
the Corporation shall not redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series 18 Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series 18 Preferred Shares);

(c) the Corporation shall not purchase or otherwise retire less than all of the Series 18 Preferred Shares then outstanding; or

(d) the Corporation shall not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or any mandatory

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redemption obligation attaching thereto) any shares of any class or series ranking on a parity with the Series 18 Preferred Shares provided that, for greater certainty, the covenant in this clause (d) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series 18 Preferred Shares;

unless, in each case, all cumulative dividends on outstanding Series 18 Preferred Shares accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Any approval of the holders of Series 18 Preferred Shares required to be given pursuant to this section 7.5 may be given in accordance with the second paragraph of section 7.7 and section 7.10. Notwithstanding the provisions of section 7.10 hereof, any approval required to be given pursuant to this section 7.5 shall be required to be given only by the affirmative vote of the holders of the majority of the Series 18 Preferred Shares present or represented at a meeting, or adjourned meeting, of the holders of Series 18 Preferred Shares duly called for the purpose and at which a quorum is present.

7.6	Purchase for Cancellation

The Corporation may at any time purchase for cancellation the whole or any part of the Series 18 Preferred Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable.

7.7	Voting Rights

If the Corporation fails to pay eight (8) dividends on the Series 18 Preferred Shares, whether or not consecutive, the holders of the Series 18 Preferred Shares shall have the right to receive notice of, and to attend, each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such holders shall also have the right, at any such meeting, to one (1) vote for each Series 18 Preferred Share held, until all such arrears of dividends on the Series 18 Preferred Shares shall have been paid whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this section 7.7.

In connection with any actions to be taken by the Corporation which require the approval of the holders of the Series 18 Preferred Shares voting as a series or as part of a class, each Series 18 Preferred Share shall entitle the holder thereof to one (1) vote for such purpose.

7.8	Issue of Additional Preferred Shares

The Corporation may issue additional series of Class A Preferred Shares ranking on a parity with the Series 18 Preferred Shares without the authorization of the holders of the Series 18 Preferred Shares.

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7.9	Modifications

The provisions attaching to the Series 18 Preferred Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the CBCA, any such approval to be given in accordance with section 7.10.

None of the series provisions of the articles of the Corporation relating to the Series 18 Preferred Shares shall be amended or otherwise changed unless, contemporaneously therewith, the series provisions, if any, relating to the Series 17 Preferred Shares are, to the extent deemed required by the Corporation, amended or otherwise changed in the same proportion and in the same manner.

7.10	Approval of Holders of Series 18 Preferred Shares

Any approval given by the holders of the Series 18 Preferred Shares shall be deemed to have been sufficiently given if it shall have been given by the holders of Series 18 Preferred Shares as provided in the provisions attaching to the Class A Preferred Shares as a class, which provisions shall apply mutatis mutandis.

7.11	Tax Election

The Corporation shall elect, in the manner and within the time provided under the ITA, under subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series 18 Preferred Shares will be required to pay tax on dividends received on the Series 18 Preferred Shares under section 187.2 of Part IV.I of such Act or any successor or replacement provision of similar effect.

7.12	Mail Service Interruption

If the Corporation determines that mail service is, or is threatened to be, interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series 18 Preferred Shares, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)
give such notice by Electronic Delivery, telex, or telegraph communication or by means of publication once in each of two successive weeks in a newspaper of general circulation published or distributed in Montreal and Toronto and such notice shall be deemed to have been given on the date on which such Electronic Delivery, telex, or telegraph communication was given or on the date on which the first publication has taken place; and

(b)
fulfill the requirement to send such cheque or such share certificate by arranging for delivery thereof to the principal office of the Corporation in Montreal, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Corporation determines that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by ordinary unregistered first class prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive

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such cheque or share certificate, or in the event of the address of any such holder not appearing on the securities register of the Corporation, then at the last address of such holder known to the Corporation.

7.13	Notice of Subsequent Fixed Dividend Rate Applicable to the Series 17 Preferred Shares

Within three (3) business days of the determination of the Subsequent Fixed Dividend Rate (as defined in section 6.1.1 of the articles of the Corporation relating to the Series 17 Preferred Shares) the Corporation shall give notice thereof, except in relation to the initial Subsequent Fixed Rate Period, to the holders of the Series 18 Preferred Shares by publication once in the national edition of The Globe and Mail in the English language and once in the City of Montreal in both the French and English languages in a daily newspaper of general circulation in Montreal; provided that if any such newspaper is not being generally circulated at that time, such notice shall be published in another equivalent publication.

7.14	Definitions

In the provisions herein contained attaching to the Series 18 Preferred Shares:

(a)
"accrued and unpaid dividends” means the aggregate of: i) all unpaid dividends on the Series 18 Preferred Shares for any Dividend Period; and (ii) the amount calculated as though dividends on each Series 18 Preferred Share had been accruing on a day-to-day basis from and including the first day of the Month immediately following the Dividend Period with respect to which the last monthly dividend will be or was, as the case may be, payable to but excluding the date to which the computation of accrued dividends is to be made; and

(b)
"in priority to”, "on a parity with” and "junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

7.15	Interpretation

In the event that any date on which any dividend on the Series 18 Preferred Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the holders of Series 18 Preferred Shares hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A "business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday at the Corporation’s principal office in Canada.

8.	SERIES 19 PREFERRED SHARES

The Series 19 Preferred Shares shall, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preferred Shares as a class, carry and be subject to the following rights, privileges, restrictions and conditions:

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8.1	Dividend

8.1.1	Definitions

For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

(a) "Annual Dividend Rate” means the Initial Fixed Dividend Rate or the Subsequent Fixed Dividend Rate, whichever is provided by this section 8.1 to be applicable at the relevant time;

(b) "Dividend Payment Date” means the first day of each of February, May, August and November in each year and the first Dividend Payment Date shall be November 1, 2001;

(c)
"Government of Canada Yield” on any date shall mean the average of the yields determined by two registered Canadian investment dealers, selected by the Corporation, as being the yield to maturity on such date compounded semiannually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada Bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity of five years;

(d) "Electronic Delivery” means the delivery by telecopier, electronic mail, the internet or other electronic means;

(e) "Initial Fixed Dividend Rate” means 5.55% per annum;

(f) "Initial Fixed Rate Period” means the period commencing with the date of issue of the Series 19 Preferred Shares and ending on and including July 31, 2006;

(g) "Subsequent Fixed Dividend Rate” means for any Subsequent Fixed Rate Period the rate of interest expressed as a percentage per annum determined in accordance with section 8.1.5 hereof;

(h)
"Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period commencing on August 1, 2006 and ending on and including July 31, 2011 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including July 31 in the fifth year thereafter.

8.1.2	General

The holders of the Series 19 Preferred Shares shall be entitled to receive fixed, cumulative, preferred cash dividends, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, at the rates herein provided. Dividends on the Series 19 Preferred Shares shall accrue on a daily basis from and including the date of issue thereof, and shall be payable quarterly during the Initial Fixed Rate Period and during any Subsequent Fixed Rate Period. Payment of the dividend on the Series 19 Preferred Shares payable on any Dividend

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Payment Date (less any tax required to be deducted) shall be made by cheque at par in lawful money of Canada payable at any branch in Canada of the Corporation’s bankers.

Dividends declared on the Series 19 Preferred Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series 19 Preferred Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series 19 Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, or, in the case of joint holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint holders, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder or, in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series 19 Preferred Shares at his address as aforesaid. The posting or delivery of such cheque shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation.

8.1.3	Initial Fixed Rate Period

During the Initial Fixed Rate Period, the dividends in respect of the Series 19 Preferred Shares shall be payable quarterly at the Initial Fixed Dividend Rate. Accordingly, on each Dividend Payment Date during the Initial Fixed Rate Period, other than November 1, 2001, but including August 1, 2006, the dividend payable shall be $0.34688 per Series 19 Preferred Share. The amount of the first quarterly dividend payable on each Series 19 Preferred Share on November 1, 2001, shall be in the amount of $1.3875 multiplied by a fraction of which the numerator is the number of days from and including the original date of issue of the Series 19 Preferred Shares to but excluding November 1, 2001 and the denominator is 365.

8.1.4	Subsequent Fixed Rate Period

During any Subsequent Fixed Rate Period, the dividends in respect of the Series 19 Preferred Shares shall be payable quarterly at the Subsequent Fixed Dividend Rate. Accordingly, on each Dividend Payment Date during any Subsequent Fixed Rate Period, the dividend payable shall be in the amount per share per annum (rounded to the nearest one-thousandth (1/1000 ) of one cent) determined by multiplying the Annual Dividend Rate by $25.00.

8.1.5	Determination of Subsequent Fixed Dividend Rate

The Corporation shall determine on the 25th day prior to the first day of each Subsequent Fixed Rate Period the Annual Dividend Rate for each Subsequent Fixed Rate Period, which Annual Dividend Rate shall not be less than 80% of the Government of Canada Yield in effect at 10:00 A.M. (Montreal time) on the said 25th day prior to the first day of each Subsequent Fixed Rate Period, and give notice thereof: (i) within one (1) business day to all stock exchanges in Canada on which the Series 19 Preferred Shares are listed for trading or if the Series 19 Preferred Shares are not listed on a stock exchange in Canada, to the Investment Dealers Association of Canada; and (ii) within

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three (3) business days to the holders of the Series 19 Preferred Shares by publication once in the national edition of The Globe and Mail in the English language and once in the City of Montreal in both the French and English languages in a daily newspaper of general circulation in Montreal; provided that if any such newspaper is not being generally circulated at that time, such notice shall be published in another equivalent publication.

8.2	Rights on Liquidation

In the event of the liquidation, dissolution or winding up of the corporation or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Series 19 Preferred Shares shall be entitled to receive $25.00 per Series 19 Preferred Share together with all dividends accrued and unpaid up to but excluding the date of payment or distribution, before any amounts shall be paid or any assets of the Corporation distributed to the holders of the Common Shares of the Corporation or any other shares ranking junior to the Series 19 Preferred Shares. Upon payment of such amounts, the holders of the Series 19 Preferred Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation.

8.3	Redemption at the Option of the Corporation

The Corporation may not redeem any of the Series 19 Preferred Shares prior to August 1, 2006. Subject to applicable law and section 8.5 hereof, upon giving notice as hereinafter provided, the Corporation may, on August 1, 2006 or on August 1 in every fifth year thereafter, redeem all, but not less than all, of the outstanding Series 19 Preferred Shares on payment of $25.00 for each such share to be redeemed together with accrued and unpaid dividends up to but excluding the date fixed for redemption, the whole constituting the redemption price.

The Corporation shall give notice in writing not less than 45 days nor more than 60 days prior to the date on which the redemption is to take place to each person who at the date of giving such notice is the holder of Series 19 Preferred Shares to be redeemed of the intention of the Corporation to redeem such shares; such notice shall be given, at the option of the Corporation, by courier or by posting the same in a postage paid envelope, in either case, addressed to each holder of Series 19 Preferred Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, or by Electronic Delivery addressed to each holder of Series 19 Preferred Shares requesting Electronic Delivery at the last electronic address as provided by the holder to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series 19 Preferred Shares to be redeemed. Such notice shall set out the number of such Series 19 Preferred Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and on and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series 19 Preferred Shares to be redeemed the redemption price on presentation and surrender at any place or places within Canada designated by such notice, of the certificate or certificates for such Series 19 Preferred Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers; from and after the date specified in any such notice, the Series 19 Preferred Shares

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called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series 19 Preferred Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of the shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving the proportion of the amounts so deposited applicable to such shares, without interest; any interest allowed on such deposit shall belong to the Corporation.

8.4	Conversion of Series 19 Preferred Shares

8.4.1	Conversion at the Option of the Holder

Holders of Series 19 Preferred Shares shall have the right, at their option, on August 1, 2006 and on August 1 in every fifth year thereafter (a "Conversion Date”), to convert, subject to the terms and conditions hereof, all or any Series 19 Preferred Shares registered in their name into Series 20 Preferred Shares of the Corporation on the basis of one (1) Series 20 Preferred Share for each Series 19 Preferred Share. The Corporation shall give notice in writing to the then holders of the Series 19 Preferred Shares of the conversion right provided for herein; such notice shall be given, at the option of the Corporation, by courier or by posting the same in a postage paid envelope, in either case, addressed to each holder of the Series 19 Preferred Shares at the last address of such holders as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation or by Electronic Delivery addressed to each holder of Series 19 Preferred Shares requesting Electronic Delivery at the last electronic address as provided by the holder to the Corporation. Such notice shall set out the Conversion Date and shall be given not less than 45 days nor more than 60 days prior to the applicable Conversion Date.

If the Corporation gives notice as provided in section 8.3 to the holders of the Series 19 Preferred Shares of the redemption of all the Series 19 Preferred Shares, the Corporation shall not be required to give notice as provided in this section 8.4.1 to the holders of the Series 19 Preferred Shares of the conversion right and the right of any holder of Series 19 Preferred Shares to convert such Series 19 Preferred Shares as herein provided shall cease and terminate in that event.

Holders of Series 19 Preferred Shares shall not be entitled to convert their shares into Series 20 Preferred Shares if, following the close of business on the 10th day preceding a Conversion Date, the Corporation determines that there would remain outstanding on the Conversion Date less than 2,000,000 Series 20 Preferred Shares, after taking into account all Series 19 Preferred Shares tendered for conversion into Series 20 Preferred Shares and all Series 20 Preferred Shares tendered for conversion into Series 19

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Preferred Shares. The Corporation shall give notice in writing thereof, in accordance with the provisions of the first paragraph of this section 8.4.1, to all affected holders of Series 19 Preferred Shares prior to the applicable Conversion Date and will issue and deliver, or cause to be delivered, prior to such Conversion Date, at the expense of the Corporation, to such holders of Series 19 Preferred Shares, who have surrendered for conversion any certificate or certificates representing Series 19 Preferred Shares, new certificates representing the Series 19 Preferred Shares represented by any certificate or certificates surrendered as aforesaid.

8.4.2	Automatic Conversion

If following the close of business on the 10th day preceding a Conversion Date the Corporation determines that there would remain outstanding on the Conversion Date less than 2,000,000 Series 19 Preferred Shares after taking into account all Series 19 Preferred Shares tendered for conversion into Series 20 Preferred Shares and all Series 20 Preferred Shares tendered for conversion into Series 19 Preferred Shares, then, all, but not part, of the remaining outstanding Series 19 Preferred Shares shall automatically be converted into Series 20 Preferred Shares on the basis of one (1) Series 20 Preferred Share for each Series 19 Preferred Share on the applicable Conversion Date and the Corporation shall give notice in writing thereof, in accordance with the provisions of section 8.4.1, to the holders of such remaining Series 19 Preferred Shares prior to the Conversion Date.

8.4.3	Manner of Exercise of Conversion Privilege

The conversion of Series 19 Preferred Shares may be effected by surrender of the certificate or certificates representing the same not earlier than 45 days prior to a Conversion Date but not later than the close of business on the 10th day preceding a Conversion Date during usual business hours at any office of any transfer agent of the Corporation at which the Series 19 Preferred Shares are transferable accompanied by: (i) payment or evidence of payment of the tax (if any) payable as provided in this section 8.4.3; and ii) a written instrument of surrender in form satisfactory to the Corporation duly executed by the holder, or his attorney duly authorized in writing, in which instrument such holder may also elect to convert part only of the Series 19 Preferred Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series 19 Preferred Shares represented by such certificate or certificates which have not been converted.

In the event the Corporation is required to convert all remaining outstanding Series 19 Preferred Shares into Series 20 Preferred Shares on the applicable Conversion Date as provided for in section 8.4.2, the Series 19 Preferred Shares, in respect of which the holders have not previously elected to convert, shall be converted on the Conversion Date into Series 20 Preferred Shares and the holders thereof shall be deemed to be holders of Series 20 Preferred Shares at the close of business on the Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Corporation at which the Series 19 Preferred Shares were transferable of the certificate or certificates representing Series 19 Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series 20 Preferred Shares in the manner subject to the terms and provisions as provided in this section 8.4.3.

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As promptly as practicable after the Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series 19 Preferred Shares so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Series 20 Preferred Shares and the number of remaining Series 19 Preferred Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Conversion Date, so that the rights of the holder of such Series 19 Preferred Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Series 20 Preferred Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Series 20 Preferred Shares at such time.

The holder of any Series 19 Preferred Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into a Series 20 Preferred Share after such record date and on or before the date of the payment of such dividend.

The issuance of certificates for the Series 20 Preferred Shares upon the conversion of Series 19 Preferred Shares shall be made without charge to the converting holders of Series 19 Preferred Shares for any fee or tax in respect of the issuance of such certificates or the Series 20 Preferred Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series 20 Preferred Shares are issued in respect of the issuance of such Series 20 Preferred Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Series 19 Preferred Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

8.4.4	Status of Converted Series 19 Preferred Shares

All Series 19 Preferred Shares converted into Series 20 Preferred Shares on a Conversion Date shall not be cancelled but shall be restored to the status of authorized but unissued shares of the Corporation as at the close of business on the Conversion Date.

8.5	Restrictions on Dividends and Retirement of Shares

Without the approval of the holders of outstanding Series 19 Preferred Shares:

(a)
the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series 19 Preferred Shares) on the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series 19 Preferred Shares;

(b)
the Corporation shall not redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series 19 Preferred

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Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series 19 Preferred Shares);

(c) the Corporation shall not purchase or otherwise retire less than all of the Series 19 Preferred Shares then outstanding; or

(d)
the Corporation shall not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or any mandatory redemption obligation attaching thereto) any shares of any class or series ranking on a parity with the Series 19 Preferred Shares provided that, for greater certainty, the covenant in this clause (d) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series 19 Preferred Shares;

unless, in each case, all cumulative dividends on outstanding Series 19 Preferred Shares accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Any approval of the holders of Series 19 Preferred Shares required to be given pursuant to this section 8.5 may be given in accordance with the second paragraph of section 8.7 and section 8.10. Notwithstanding the provisions of section 8.10 hereof, any approval required to be given pursuant to this section 8.5 shall be required to be given only by the affirmative vote of the holders of the majority of the Series 19 Preferred Shares present or represented at a meeting, or adjourned meeting, of the holders of Series 19 Preferred Shares duly called for the purpose and at which a quorum is present.

8.6	Purchase for Cancellation

The Corporation may at any time purchase for cancellation the whole or any part of the Series 19 Preferred Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable.

8.7	Voting Rights

If the Corporation fails to pay eight (8) dividends on the Series 19 Preferred Shares, whether or not consecutive, the holders of the Series 19 Preferred Shares shall have the right to receive notice of, and to attend, each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such holders shall also have the right, at any such meeting, to one (1) vote for each Series 19 Preferred Share held, until all such arrears of dividends on the Series 19 Preferred Shares shall have been paid whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this section 8.7.

In connection with any actions to be taken by the Corporation which require the approval of the holders of the Series 19 Preferred Shares voting as a series or as part of a class, each Series 19 Preferred Share shall entitle the holder thereof to one (1) vote for such purpose.

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8.8	Issue of Additional Preferred Shares

The Corporation may issue additional series of Class A Preferred Shares ranking on a parity with the Series 19 Preferred Shares without the authorization of the holders of the Series 19 Preferred Shares.

8.9	Modifications

The provisions attaching to the Series 19 Preferred Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the CBCA, any such approval to be given in accordance with section 8.10.

None of the series provisions of the articles of the Corporation relating to the Series 19 Preferred Shares shall be amended or otherwise changed unless, contemporaneously therewith, the series provisions, if any, relating to the Series 20 Preferred Shares are, to the extent deemed required by the Corporation, amended or otherwise changed in the same proportion and in the same manner.

8.10	Approval of Holders of Series 19 Preferred Shares

Any approval given by the holders of the Series 19 Preferred Shares shall be deemed to have been sufficiently given if it shall have been given by the holders of Series 19 Preferred Shares as provided in the provisions attaching to the Class A Preferred Shares as a class, which provisions shall apply mutatis mutandis.

8.11	Tax Election

The Corporation shall elect, in the manner and within the time provided under the ITA, under subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series 19 Preferred Shares will be required to pay tax on dividends received on the Series 19 Preferred Shares under section 187.2 of Part IV.I of such Act or any successor or replacement provision of similar effect.

8.12	Mail Service Interruption

If the Corporation determines that mail service is, or is threatened to be, interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series 19 Preferred Shares, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)
give such notice by Electronic Delivery, telex or telegraph communication or by means of publication once in each of two successive weeks in a newspaper of general circulation published or distributed in Montreal and Toronto and such notice shall be deemed to have been given on the date on which such Electronic Delivery, telex or telegraph communication was given or on the date on which the first publication has taken place; and

(b)
fulfill the requirement to send such cheque or such share certificate by arranging for delivery thereof to the principal office of the Corporation in Montreal, and such cheque and/or certificate shall be deemed to have been sent on the date

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on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Corporation determines that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by ordinary unregistered first class prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate, or in the event of the address of any such holder not appearing on the securities register of the Corporation, then at the last address of such holder known to the Corporation.

8.13	Definitions

In the provisions herein contained attaching to the Series 19 Preferred Shares:

(a)

"accrued and unpaid dividend” means the aggregate of (A) all unpaid dividends on the Series 19 Preferred Shares for any quarterly period and (B) the amount calculated as though dividends on each Series 19 Preferred Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable to but excluding the date to which the computation of accrued dividends is to be made; and

(b)
"in priority to”, "on a parity with” and "junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

8.14	Interpretation

In the event that any date on which any dividend on the Series 19 Preferred Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the holders of Series 19 Preferred Shares hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A "business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday at the Corporation’s principal office in Canada.

9.	SERIES 20 PREFERRED SHARES

The Series 20 Preferred Shares shall, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preferred Shares as a class, carry and be subject to the following rights, privileges, restrictions and conditions:

9.1	Dividend

9.1.1	Definitions

For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

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(a)
"Adjustment Factor" for any Month means the percentage per annum, positive or negative, based on the Calculated Trading Price of the Series 20 Preferred Shares for the preceding Month, determined in accordance with the following table:

	If Calculated Trading Price Is	The Adjustment Factor as a Percentage of Prime Shall Be

$25.50 or more ....................................................................
$25.375 and less than $25.50 ...............................................
$25.25 and less than $25.375 ...............................................
$25.125 and less than $25.25 ...............................................
Greater than $24.875 and less than $25.125............................
Greater than $24.75 to $24.875 .............................................
Greater than $24.625 to $24.75..............................................
Greater than $24.50 to $24.625 .............................................
	$24.50 or less ......................................................................	-4.00% -3.00% -2.00% -1.00% nil 1.00% 2.00% 3.00% 4.00%

The maximum Adjustment Factor for any Month will be + 4.00%

If in any Month there is no trade on the Exchange of Series 20 Preferred Shares of a board lot or more, the Adjustment Factor for the following Month shall be nil;

(b)
"Annual Floating Dividend Rate” means for any Month the rate of interest expressed as a percentage per annum (rounded to the nearest one-thousandth (1/1000) of one percent (0.001%)) which is equal to Prime multiplied by the Designated Percentage for such Month;

(c)

"Banks” means any two of Royal Bank of Canada, Bank of Montreal, The Bank of Nova Scotia, The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce and any successor of any of them as may be designated from time to time by the Corporation by notice given to the transfer agent for the Series 20 Preferred Shares, such notice to take effect on, and to be given at least two (2) business days prior to, the commencement of a particular Dividend Period and, until such notice is first given, means Royal Bank of Canada and The Toronto- Dominion Bank;

(d) "Calculated Trading Price” for any Month means:

(i) the aggregate of the Daily Adjusted Trading Value for all Trading Days in such Month;

divided by

(ii) the aggregate of the Daily Trading Volume for all Trading Days in such Month;

(e) "Daily Accrued Dividend Deduction” for any Trading Day means:

(i)
the product obtained by multiplying the dividend accrued on a Series 20 Preferred Share in respect of the Month in which the Trading Day falls by the number of days elapsed from but excluding the day prior to the

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Ex- Dividend Date immediately preceding such Trading Day to and including such Trading Day (or if such Trading Day is an Ex-Dividend Date, by one (1) day);

divided by

(ii) the number of days from and including such Ex-Dividend Date to but excluding the following Ex-Dividend Date;

(f) "Daily Adjusted Trading Value” for any Trading Day means:

(i)
the aggregate dollar value of all transactions of Series 20 Preferred Shares on the Exchange (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day;

less

(ii) the Daily Trading Volume for such Trading Day multiplied by the Daily Accrued Dividend Deduction for such Trading Day;

(g)
"Daily Trading Volume” for any Trading Day means the aggregate number of Series 20 Preferred Shares traded in all transactions (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day on the Exchange;

(h) "Deemed Record Date” means the last Trading Day of a Month with respect to which no dividend is declared by the Board of Directors;

(i)
"Designated Percentage” for the Month of August 2006 means 80 percent (80%) and for each Month thereafter means the Adjustment Factor for such Month plus the Designated Percentage for the preceding Month, provided that the Annual Floating Dividend Rate for any Month shall in no event be less than 50% of Prime for such Month or more than 100% of Prime for such Month;

(j) "Dividend Payment Date” means the twelfth day of each of month commencing with the Month immediately following the date of issue of the Series 20 Preferred Shares;

(k) "Dividend Period” means a Month;

(l) "Electronic Delivery” means the delivery by telecopier, electronic mail, the internet or other electronic means;

(m) "Ex-Dividend Date” means:

(i)
the Trading Day which, under the rules or normal practices of the Exchange, is designated or recognized as the ex-dividend date relative to any dividend record date for the Series 20 Preferred Shares; or

(ii) if the Board of Directors fails to declare a dividend in respect of a Month, the Trading Day which, under the rules or normal practices of the

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Exchange, would be recognized as the Ex-Dividend Date relative to any Deemed Record Date for the Series 20 Preferred Shares;

(n)
"Exchange” means the Toronto Stock Exchange or such other exchange or trading market in Canada as may be determined from time to time by the Corporation as being the principal trading market for the Series 20 Preferred Shares;

(o) "Month” means a calendar month;

(p) "Prime” for a Month means the average (rounded to the nearest one-thousandth (1/1000) of one percent (0.001%)) of the Prime Rate in effect on each day of such Month;

(q)
"Prime Rate” for any day means the average (rounded to the nearest one-thousandth (1/1000) of one percent (0.001%)) of the annual rates of interest announced from time to time by the Banks as the reference rates then in effect for such day for determining interest rates on Canadian dollar commercial loans made to prime commercial borrowers in Canada. If one of the Banks does not have such an interest rate in effect on a day, the Prime Rate for such day shall be such interest rate in effect for that day of the other Bank; if both Banks do not have such an interest rate in effect on a day, the Prime Rate for that day shall be equal to one and a half percent (1.5%) per annum plus the average yield expressed as a percentage per annum on 91-day Government of Canada Treasury Bills, as reported by the Bank of Canada, for the weekly tender for the week immediately preceding that day; and if both of such Banks do not have such an interest rate in effect on a day and the Bank of Canada does not report such average yield per annum, the Prime Rate for that day shall be equal to the Prime Rate for the next preceding day. The Prime Rate and Prime shall be determined from time to time by an officer of the Corporation from quotations supplied by the Banks or otherwise publicly available. Such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series 20 Preferred Shares;

(r) "Trading Day” means, if the Exchange is a stock exchange in Canada, a day on which the Exchange is open for trading or, in any other case, a business day.

9.1.2	General

The holders of the Series 20 Preferred Shares shall be entitled to receive cumulative, preferred cash dividends, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends at the rates and times herein provided. Dividends on the Series 20 Preferred Shares shall accrue on a daily basis from and including the date of issue thereof and shall be payable monthly. Payment of the dividend on the Series 20 Preferred Shares payable on any Dividend Payment Date (less any tax required to be deducted) shall be made by cheque at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers.

The dividends in respect of the Series 20 Preferred Shares shall be payable monthly at the Annual Floating Dividend Rate as calculated from time to time. Accordingly, on each Dividend Payment Date, the dividend payable on the Series 20 Preferred Shares shall be that amount (rounded to the nearest one-thousandth (1/1000) of one cent) obtained

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by multiplying $25.00 by the Annual Floating Dividend Rate applicable to the Month preceding such Dividend Payment Date and by dividing the product by twelve. The record date for the purpose of determining holders of Series 20 Preferred Shares entitled to receive dividends on each Dividend Payment Date shall be the last Trading Day of the next preceding Month. In the event of the redemption or purchase of the Series 20 Preferred Shares or the distribution of the assets of the Corporation as contemplated by section 9.2 hereof, the amount of the dividend which has accrued during the Month in which such redemption, purchase or distribution occurs shall be the amount (rounded to the nearest one-thousandth (1/1000) of one cent) calculated by multiplying:

(i) the amount obtained by multiplying $25.00 by one-twelfth (1/12) of the Annual Floating Dividend Rate applicable to the preceding Month; by

(ii)
a fraction of which the numerator is the number of days elapsed in the Month in which such redemption, purchase or distribution occurs up to but not including the day of such event and the denominator of which is the number of days in that Month.

Dividends declared on the Series 20 Preferred Shares shall (except in case of redemption in which case payment of dividends shall be made on surrender of the certificate representing the Series 20 Preferred Shares to be redeemed) be paid by posting in a postage paid envelope addressed to each holder of the Series 20 Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, or, in the case of joint holders, to the address to that one whose name appears first in the securities register of the Corporation as one of such joint holders, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder or, in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a holder of Series 20 Preferred Shares at his address as aforesaid. The posting or delivery of such cheque shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation.

9.1.3	Calculation of Designated Percentage

The Corporation shall as promptly as practicable calculate the Designated Percentage for each Month and give notice thereof to all stock exchanges in Canada on which the Series 20 Preferred Shares are listed for trading or if the Series 20 Preferred Shares are not listed on a stock exchange in Canada to the Investment Dealers Association of Canada.

9.2	Rights on Liquidation

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation for the purpose of winding up its affairs, the holders of the Series 20 Preferred Shares shall be entitled to receive $25.00 per Series 20 Preferred Share together with all dividends accrued and unpaid up to but excluding the date of payment or distribution, before any amounts shall be paid or any

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assets of the Corporation distributed to the holders of the Common Shares of the Corporation or any other shares ranking junior to the Series 20 Preferred Shares. Upon payment of such amounts, the holders of the Series 20 Preferred Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation.

9.3	Redemption at the Option of the Corporation

Subject to applicable law and section 9.5 hereof, upon giving notice as hereinafter provided, the Corporation may redeem at anytime all, but not less than all, the outstanding Series 20 Preferred Shares on payment of $25.50 for each such share to be redeemed together with accrued and unpaid dividends up to but excluding the date fixed for redemption the whole constituting the redemption price.

The Corporation shall give notice in writing not less than 45 days nor more than 60 days prior to the date on which the redemption is to take place to each person who at the date of giving such notice is the holder of Series 20 Preferred Shares to be redeemed of the intention of the Corporation to redeem such shares; such notice shall be given, at the option of the Corporation, by courier or by posting the same in a postage paid envelope, in either case, addressed to each holder of Series 20 Preferred Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation, or by Electronic Delivery addressed to each holder of Series 20 Preferred Shares requesting Electronic Delivery at the last electronic address as provided by the holder to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Series 20 Preferred Shares to be redeemed. Such notice shall set out the number of such Series 20 Preferred Shares held by the person to whom it is addressed which are to be redeemed and the redemption price and shall also set out the date on which the redemption is to take place, and one and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of such Series 20 Preferred Shares to be redeemed the redemption price on presentation and surrender at any place within Canada designated by such notice, of the certificate or certificates for such Series 20 Preferred Shares so called for redemption; such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers; from and after the date specified in any such notice, the Series 20 Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation; at any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the redemption price of any or all Series 20 Preferred Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, and upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption; after the Corporation has made a deposit as aforesaid with respect to any shares, the holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the holders thereof shall be limited to receiving the proportion of the amounts so

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deposited applicable to such shares, without interest; any interest allowed on such deposit shall belong to the Corporation.

9.4	Conversion of Series 20 Preferred Shares

9.4.1	Conversion of the Option of the Holder

Holders of Series 20 Preferred Shares shall have the right, at their option, on August 1, 2011 and on August 1 in every fifth year thereafter (a ‘‘Conversion Date”), to convert, subject to the terms and conditions hereof, all or any Series 20 Preferred Shares registered in their name into Series 19 Preferred Shares of the Corporation on the basis of one (1) Series 19 Preferred Share for each Series 20 Preferred Share. The Corporation shall give notice in writing to the then holders of the Series 20 Preferred Shares of the conversion right provided for herein; such notice shall be given, at the option of the Corporation, by courier or by posting the same in a postage paid envelope, in either case, addressed to each holder of the Series 20 Preferred Shares at the last address of such holder as it appears on the securities register of the Corporation or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Corporation or by Electronic Delivery addressed to each holder of Series 20 Preferred Shares requesting Electronic Delivery at the last electronic address as provided by the holder to the Corporation. Such notice shall set out the Conversion Date and shall be given not less than 45 days nor more than 60 days prior to the applicable Conversion Date.

If the Corporation gives notice as provided in section 9.3 to the holders of the Series 20 Preferred Shares of the redemption of all the Series 20 Preferred Shares, the Corporation shall not be required to give notice as provided in this section 9.4.1 to the holders of the Series 20 Preferred Shares of the conversion right and the right of any holder of Series 20 Preferred Shares to convert such Series 20 Preferred Shares as herein provided shall cease and terminate in that event.

Holders of Series 20 Preferred Shares shall not be entitled to convert their shares into Series 19 Preferred Shares if, following the close of business on the 10th day preceding a Conversion Date, the Corporation determines that there would remain outstanding on the Conversion Date less than 2,000,000 Series 19 Preferred Shares, after taking into account all Series 20 Preferred Shares tendered for conversion into Series 19 Preferred Shares and all Series 19 Preferred Shares tendered for conversion into Series 20 Preferred Shares. The Corporation shall give notice in writing thereof, in accordance with the provisions of the first paragraph of this section 9.4.1, to all affected holders of Series 20 Preferred Shares prior to the applicable Conversion Date and will issue and deliver, or cause to be delivered, prior to such Conversion Date, at the expense of the Corporation, to such holders of Series 20 Preferred Shares, who have surrendered for conversion any certificate or certificates representing Series 20 Preferred Shares, new certificates representing the Series 20 Preferred Shares represented by any certificate or certificates surrendered as aforesaid.

9.4.2	Automatic Conversion

If following the close of business on the 10th day preceding a Conversion Date the Corporation determines that there would remain outstanding on the Conversion Date less than 2,000,000 Series 20 Preferred Shares after taking into account all Series 20 Preferred Shares tendered for conversion into Series 19 Preferred Shares and all

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Series 19 Preferred Shares tendered for conversion into Series 20 Preferred Shares, then, all, but not part, of the remaining outstanding Series 20 Preferred Shares shall automatically be converted into Series 19 Preferred Shares on the basis of one (1) Series 19 Preferred Share for each Series 20 Preferred Share on the applicable Conversion Date and the Corporation shall give notice in writing thereof, in accordance with the provisions of section 9.4.1, to the holders of such remaining Series 20 Preferred Shares prior to the Conversion Date.

9.4.3	Manner of Exercise of Conversion Privilege

The conversion of Series 20 Preferred Shares may be effected by surrender of the certificate or certificates representing the same not earlier than 45 days prior to a Conversion Date but not later than the close of business on the 10th day preceding a Conversion Date during usual business hours at any office of any transfer agent of the Corporation at which the Series 20 Preferred Shares are transferable accompanied by: i) payment or evidence of payment of the tax (if any) payable as provided in this section 9.4.3; and ii) a written instrument of surrender in form satisfactory to the Corporation duly executed by the holder, or his attorney duly authorized in writing, in which instrument such holder may also elect to convert part only of the Series 20 Preferred Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Series 20 Preferred Shares represented by such certificate or certificates which have not been converted.

In the event the Corporation is required to convert all remaining outstanding Series 20 Preferred Shares into Series 19 Preferred Shares on the applicable Conversion Date as provided for in section 9.4.2, the Series 20 Preferred Shares, in respect of which the holders have not previously elected to convert, shall be converted on the Conversion Date into Series 19 Preferred Shares and the holders thereof shall be deemed to be holders of Series 19 Preferred Shares at the close of business on the Conversion Date and shall be entitled, upon surrender during usual business hours at any office of any transfer agent of the Corporation at which the Series 20 Preferred Shares were transferable of the certificate or certificates representing Series 20 Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series 19 Preferred Shares in the manner subject to the terms and provisions as provided in this section 9.4.3.

As promptly as practicable after the Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Series 20 Preferred Shares so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Series 19 Preferred Shares and the number of remaining Series 20 Preferred Shares, if any, to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the Conversion Date, so that the rights of the holder of such Series 20 Preferred Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Series 19 Preferred Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Series 19 Preferred Shares at such time.

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The holder of any Series 20 Preferred Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into a Series 19 Preferred Share after such record date and on or before the date of the payment of such dividend.

The issuance of certificates for the Series 19 Preferred Shares upon the conversion of Series 20 Preferred Shares shall be made without charge to the converting holders of Series 20 Preferred Shares for any fee or tax in respect of the issuance of such certificates or the Series 19 Preferred Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series 19 Preferred Shares are issued in respect of the issuance of such Series 19 Preferred Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Series 20 Preferred Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

9.4.4	Status of Converted Series 20 Preferred Shares

All Series 20 Preferred Shares converted into Series 19 Preferred Shares on a Conversion Date shall not be cancelled but shall be restored to the status of authorized but unissued shares of the Corporation as at the close of business on the Conversion Date.

9.5	Restrictions on Dividends and Retirement of Shares

Without the approval of the holders of outstanding Series 20 Preferred Shares:

(a)
the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking junior to the Series 20 Preferred Shares) on the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series 20 Preferred Shares;

(b)
the Corporation shall not redeem, purchase or otherwise retire or make any capital distribution on or in respect of the Common Shares of the Corporation or any other shares of the Corporation ranking junior to the Series 20 Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series 20 Preferred Shares);

(c) the Corporation shall not purchase or otherwise retire less than all of the Series 20 Preferred Shares then outstanding; or

(d)
the Corporation shall not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or any mandatory redemption obligation attaching thereto) any shares of any class or series ranking on a parity with the Series 20 Preferred Shares provided that, for greater certainty, the covenant in this clause (d) shall not limit or affect any such action in respect of any class of shares ranking in priority to the Series 20 Preferred Shares;

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unless, in each case, all cumulative dividends on outstanding Series 20 Preferred Shares accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Any approval of the holders of Series 20 Preferred Shares required to be given pursuant to this section 9.5 may be given in accordance with the second paragraph of section 9.7 and section 9.10. Notwithstanding the provisions of section 9.10 hereof, any approval required to be given pursuant to this section 9.5 shall be required to be given only by the affirmative vote of the holders of the majority of the Series 20 Preferred Shares present or represented at a meeting, or adjourned meeting, of the holders of Series 20 Preferred Shares duly called for the purpose and at which a quorum is present.

9.6	Purchase for Cancellation

The Corporation may at any time purchase for cancellation the whole or any part of the Series 20 Preferred Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable.

9.7	Voting Rights

If the Corporation fails to pay eight (8) dividends on the Series 20 Preferred Shares, whether or not consecutive, the holders of the Series 20 Preferred Shares shall have the right to receive notice of, and to attend, each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such holders shall also have the right, at any such meeting, to one (1) vote for each Series 20 Preferred Share held, until all such arrears of dividends on the Series 20 Preferred Shares shall have been paid whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this section 9.7.

In connection with any actions to be taken by the Corporation which require the approval of the holders of the Series 20 Preferred Shares voting as a series or as part of a class, each Series 20 Preferred Share shall entitle the holder thereof to one (1) vote for such purpose.

9.8	Issue of Additional Preferred Shares

The Corporation may issue additional series of Class A Preferred Shares ranking on a parity with the Series 20 Preferred Shares without the authorization of the holders of the Series 20 Preferred Shares.

9.9	Modifications

The provisions attaching to the Series 20 Preferred Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the CBCA, any such approval to be given in accordance with section 9.10.

None of the series provisions of the articles of the Corporation relating to the Series 20 Preferred Shares shall be amended or otherwise changed unless, contemporaneously therewith, the series provisions, if any, relating to the Series 19 Preferred Shares are, to

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the extent deemed required by the Corporation, amended or otherwise changed in the same proportion and in the same manner.

9.10	Approval of Holders of Series 20 Preferred Shares

Any approval given by the holders of the Series 20 Preferred Shares shall be deemed to have been sufficiently given if it shall have been given by the holders of Series 20 Preferred Shares as provided in the provisions attaching to the Class A Preferred Shares as a class, which provisions shall apply mutatis mutandis.

9.11	Tax Election

The Corporation shall elect, in the manner and within the time provided under the ITA, under subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Series 20 Preferred Shares will be required to pay tax on dividends received on the Series 20 Preferred Shares under section 187.2 of Part IV.I of such Act or any successor or replacement provision of similar effect.

9.12	Mail Service Interruption

If the Corporation determines that mail service is, or is threatened to be, interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to the holder of any Series 20 Preferred Shares, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)
give such notice by Electronic Delivery, telex, or telegraph communication or by means of publication once in each of two successive weeks in a newspaper of general circulation published or distributed in Montreal and Toronto and such notice shall be deemed to have been given on the date on which such Electronic Delivery, telex, or telegraph communication was given or on the date on which the first publication has taken place; and

(b)
fulfill the requirement to send such cheque or such share certificate by arranging for delivery thereof to the principal office of the Corporation in Montreal, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Corporation determines that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by ordinary unregistered first class prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or share certificate, or in the event of the address of any such holder not appearing on the securities register of the Corporation, then at the last address of such holder known to the Corporation.

9.13	Notice of Subsequent Fixed Dividend Rate Applicable to the Series 19 Preferred Shares

Within three (3) business days of the determination of the Subsequent Fixed Dividend Rate (as defined in section 8.1.1 of the articles of the Corporation relating to the Series 19 Preferred Shares) the Corporation shall give notice thereof, except in relation

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to the initial Subsequent Fixed Rate Period, to the holders of the Series 20 Preferred Shares by publication once in the national edition of The Globe and Mail in the English language and once in the City of Montreal in both the French and English languages in a daily newspaper of general circulation in Montreal; provided that if any such newspaper is not being generally circulated at that time, such notice shall be published in another equivalent publication.

9.14	Definitions

In the provisions herein contained attaching to the Series 20 Preferred Shares:

(a)
"accrued and unpaid dividends” means the aggregate of: (i) all unpaid dividends on the Series 20 Preferred Shares for any Dividend Period; and (ii) the amount calculated as though dividends on each Series 20 Preferred Share had been accruing on a day-to-day basis from and including the first day of the Month immediately following the Dividend Period with respect to which the last monthly dividend will be or was, as the case may be, payable to but excluding the date to which the computation of accrued dividends is to be made; and

(b)
"in priority to”, "on a parity with” and "junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

9.15	Interpretation

In the event that any date on which any dividend on the Series 20 Preferred Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the holders of Series 20 Preferred Shares hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A ‘‘business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday at the Corporation’s principal office in Canada.

9.16	Issue of Series 20 Preferred Shares

The Corporation may not issue any Series 20 Preferred Shares prior to August 1, 2006.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: March 11, 2005